



LEADIS TECHNOLOGY AR/S
P.E. 12-31-06



BEST AVAILABLE COPY

PROCESSED
MAY 1 1 2007
THOMSON
FINANCIAL

2006
Annual Report

Corporate Profile

Leadis Technology designs, develops and markets analog and mixed-signal semiconductors that enable and enhance the features and capabilities of mobile and consumer electronics devices. Incorporated in May 2000, Leadis historically has been a provider of display driver ICs for small panel displays. During 2006, we shipped over 100 million units of our display driver products, which are in use in mobile phones throughout the world. In 2007, Leadis is repositioning itself beyond display controllers to provide 'Sight, Sound, Touch' analog and mixed-signal solutions.

Sight **Display Drivers**—Leadis' proprietary display drivers are customized, analog-intensive system-on-chip solutions engineered to enable rich, vivid, high-contrast video images. We offer a product portfolio spanning these current mobile display technologies: amorphous thin film transistor (a-TFT); low temperature polysilicon TFT (LTPS TFT); passive matrix organic light emitting diodes (PM-OLED); and color super twisted nematic (CSTN). Our new proprietary PowerLite™ line of LCD driver ICs take power savings to the next level with an embedded dynamic backlight control algorithm that dramatically reduces display module power consumption.

LED Drivers—Leadis' initial LED products are designed to efficiently drive backlight units of mobile display modules. Inter-dependence between mobile backlight drivers and display drivers will result in synergies between our new LED products and core display controllers. In particular, our LED drivers may be combined with our PowerLite™ LCD drivers to provide a system solution that achieves significant power savings over standard architectures.

Sound **Audio Components**—Leadis is delivering innovative low-power audio ICs that dramatically extend battery life for the portable digital audio market. Our patent-pending amplifier technology enables a new level of competitive differentiation for consumer electronics manufacturers. Our initial product offerings include CODECs and FM transmitters for portable electronics,and we are developing new audio products to expand into the broader audio market.

Touch **Touch Sensors—**Leadis' initial touch technology products will be capacitive sensor ICs for mobile consumer electronic applications. Product samples are expected to be introduced in the second half of 2007.

Annual Performance

Total Revenue (In Millions)



Units Shipped (In Millions)



This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our financial performance or achievements to differ materially from these forward-looking statements. Forward-looking statements can often be identified by terminology such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "potential," "project" or other similar words. Except as required by law, we undertake no obligation to update or publicly revise any forward-looking statements to reflect events or circumstances after the date of this document.

To Our Stockholders

During 2006, my first full year as your CEO, our primary focus was to reestablish the Company's foundation for competitiveness, and we made significant strides toward this goal. Our new product development processes and overall product quality are significantly improved, and our customer base has broadened as demonstrated by our recent success with two new major customers in Japan. In addition, our annual revenue grew to more than $100 million, we regained market share with record shipments exceeding 100 million units, and we maintained a strong cash position of more than $100 million. Although our 2007 revenue is expected to be down from 2006, we feel we have laid the foundation necessary to enable the Company to again become a premier supplier of display drivers for the mobile market.

We intend to build upon the foundation set in 2006 by: (1) creating greater value in our display driver business through product innovation and (2) leveraging our analog and mixed-signal design capabilities and relationships with mobile handset makers to diversify into synergistic product lines. The goal for 2007 is to reposition Leadis to be a provider of *"Sight, Sound, Touch"* analog and mixed-signal solutions to the mobile consumer market.

Market Dynamics and Strategy

The demand for mobile devices, particularly mobile handsets, continues to be large and growing, with new multimedia applications driving this growth. In 2007, the number of wireless handsets sold globally is expected to exceed 1 billion units. Similarly, the number of personal media players sold continues to increase, with analysts forecasting over 200 million units to be sold in 2007.

With an increasing number of mobile device models available to consumers, manufacturers realize that display and audio quality has significant potential to distinguish competing devices. Manufacturers also understand that even with the best visual or audio features, the user experience will be compromised if the device must be re-charged too frequently. As a result, demand for semiconductor solutions with lower power consumption has increased and should remain strong.

We are repositioning Leadis to take advantage of these market dynamics by developing a portfolio of analog and mixed-signal semiconductor solutions that provide an optimized balance of high performance and low power for mobile consumer electronic devices.

Sight Solution Products. We have been a leading supplier of display drivers for small panel displays since 2002. Despite our 2006 accomplishments, we recognized the need to focus on regaining our edge in display driver product innovation and, through this effort, incorporate differentiating technology and features into our products. With usage models continuing to trend toward increased utilization of multimedia content, mobile device manufacturers are placing greater emphasis on reduced power consumption in the display. Our newest innovation is a dynamic backlight control algorithm in our *PowerLite*™ display drivers that dramatically reduces display module power consumption compared with current market offerings. We also are developing high-speed serial interface technologies to enable displays to keep up with increasing data rates of mobile handsets. Incorporating innovative solutions such as these into our display driver products and improving our cost structure by designing products on the right technology node at the right time is essential for our long term success in the display driver business.

Seeking to capitalize on the anticipated synergy with our display driver business, we launched an LED driver product line. Our initial LED products are designed to drive backlight units of mobile display modules. Our new line of LED drivers can be controlled directly by our display driver to optimize the intensity of the backlight, rendering a high-quality image at the lowest power consumption levels. Combining our new family of LED drivers with our new *PowerLite*™ LCD drivers provides a system solution for display modules that achieves significant power savings compared to current solutions. Over time, we expect to expand our LED product offerings into broader markets and to develop more highly-integrated power management solutions.

Sound Solution Products. In furtherance of our diversification strategy, we recently acquired MondoWave Inc., a privately-held developer of low-power audio ICs. As a result of this acquisition, Leadis now offers innovative low-power CODECs and FM transmitters that dramatically extend battery life for the fast-growing portable digital audio market. These audio solutions enable high-quality sound while reducing power consumption by up to 60% versus comparable devices. While our initial CODECs and FM transmitters will address the mobile consumer electronics market, we also intend to develop a pipeline of new audio amplifier products to expand into the broader audio market.

Touch Solution Products. Seeking to capitalize on our relationships with mobile handset makers, as well as the anticipated synergy with our display driver business, we have launched a touch sensor technology product line. Our initial touch products will be capacitive sensor ICs for mobile consumer electronic applications. We expect to begin sampling our initial product in the second half of this year with a broader line of products available in 2008.

Summary

Collectively, the combination of our display and LED drivers, audio CODECs and FM transmitters, and touch sensor products will allow us to bring a more complete analog-based set of system solutions to our customers. The first stage of our repositioning effort is focused primarily on product diversification within the mobile consumer electronics market. With focused execution, our repositioning strategy provides for a second stage of growth through market diversification in future years. The same basic technology developed for the mobile market can be used in products tailored for non-mobile markets such as automotive, general illumination, games, and home entertainment.

In conclusion, 2006 was a year of re-investment in Leadis to reestablish the Company's foundation for competitiveness. In 2007, we are laying the foundation for improved long-term value for stockholders by repositioning Leadis as a provider of "Sight, Sound, Touch" solutions for the mobile consumer electronics market. We are excited by the changes taking place within Leadis and we look forward to overcoming the challenges to make "Sight, Sound, Touch" a reality. I appreciate your support as Leadis goes through its transformation to be a higher value analog and mixed-signal IC supplier.

Sincerely,



Antonio R. Alvarez
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .



Commission File Number 000-50770



Leadis Technology, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**77-0547089**
(State or other jurisdiction of incorporation or organization)	*(IRS Employer Identification No.)*
800 W. California Avenue, Ste 200 Sunnyvale, CA	**94086**
(Address of principal executive offices)	*(Zip Code)*

(408) 331-8600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value	**The NASDAQ Stock Market LLC**

Securities registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☑

The aggregate market value of the voting stock held by non-affiliates of the registrant based upon the closing sale price of the common stock on June 30, 2006, the last day of registrant's most recently completed second fiscal quarter, as reported on The NASDAQ Global Market was approximately $125.5 million. Shares of common stock held by each executive officer and director and by each person who is known to the registrant to own 5% or more of the outstanding common stock have been excluded from this calculation in that such persons may be deemed affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

At February 28, 2007, the registrant had 29,371,734 shares of common stock, $0.001 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the Proxy Statement for the registrant's 2007 Annual Meeting of Stockholders to be held on June 6, 2007 are incorporated by reference in Part III of this Annual Report on Form 10-K.

LEADIS TECHNOLOGY, INC.

Form 10-K
For the Fiscal Year Ended December 31, 2006

TABLE OF CONTENTS

		Page
	PART I	
Item 1	Business	1
Item 1A	Risk Factors	7
Item 1B	Unresolved Staff Comments	20
Item 2	Properties	20
Item 3	Legal Proceedings	20
Item 4	Submission of Matters to a Vote of Security Holders	21
	PART II	
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	21
Item 6	Selected Financial Data	23
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	24
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	36
Item 8	Financial Statements and Supplementary Data	37
Item 9	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	64
Item 9A	Controls and Procedures	64
Item 9B	Other Information	65
	PART III	
Item 10	Directors and Executive Officers of the Registrant	65
Item 11	Executive Compensation	65
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	65
Item 13	Certain Relationships and Related Transactions	65
Item 14	Principal Accountant Fees and Services	65
	PART IV	
Item 15	Exhibits	66
Signatures		68

PART I

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, and particularly the sections entitled "Business," "Risk Factors," and "Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our financial performance or achievements to differ materially from these forward-looking statements. Forward-looking statements can often be identified by terminology such as "may," "will," "could," "should," "expect," "believe," "anticipate," "estimate," "continue," "plan," "intend," "potential," "project" or other similar words. Except as required by law, we undertake no obligation to update or publicly revise any forward-looking statements to reflect events or circumstances after the date of this document.

ITEM 1. *BUSINESS*

Overview

We design, develop and market analog and mixed-signal semiconductor products that enable and enhance the features and capabilities of mobile and other consumer products. Traditionally, our core products have been mixed-signal color display drivers with integrated controllers, which are critical components of displays used in mobile consumer electronic devices. Beginning in 2007, we intend to expand our product offerings to include LED driver, touch technology and consumer audio analog products. While we have primarily focused on the mobile handset market to date, we believe our new analog products will enable our strategy of diversification into other markets. The initial focus of this diversification strategy will be on portable consumer electronic device markets, but we anticipate later expansion into non-mobile and commercial markets as our new product portfolios evolve. We currently expect only modest revenue contributions from our new LED and audio product initiatives and no revenue contribution from touch technology product initiatives in 2007. During 2006, we shipped 101.6 million units of our display driver products and we recorded revenue of $101.2 million.

Our goal is to be a leading supplier of analog and mixed-signal semiconductor products for consumer electronic devices. As a fabless semiconductor company, we focus on design, development and marketing of our products and outsource all of the fabrication, assembly and testing of our products to outside subcontractors. We believe this concentrated focus enables us to provide our customers with critical time-to-market and product differentiation advantages while avoiding the potential customer conflicts of captive business models. To date, we have sold our products to display module manufacturers, which incorporate our products into their display module subassemblies for mobile handset manufacturers. Our end market customers have been concentrated among a few significant mobile handset manufacturers, including Nokia Corporation and Samsung Electronics Co., Ltd. As we expand our product portfolio to LED drivers, touch technology and audio products, we expect our customer base to broaden to include MP3, personal media player (PMP) manufacturers and other consumer electronic markets, and that we will be selling directly to OEM and ODM manufacturers in addition to our historical module customers.

We were incorporated in Delaware on May 15, 2000, and began commercially shipping products in the third quarter of 2002. Our principal executive offices are located in Sunnyvale, California. Our website address is *www.leadis.com.* This annual report on Form 10-K, as well as our quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act, are publicly available on our website without charge promptly following our filing with the Securities and Exchange Commission. In addition, a copy of this annual report is available without charge on our website at *www.leadis.com* or upon written request to: Investor Relations, Leadis Technology, Inc., 800 W. California Avenue, Suite 200, Sunnyvale, California 94086.

Industry Overview

The number of mobile devices requiring display technologies is a large market consisting of products such as mobile handsets, MP3/PMP players, personal data assistants, or PDAs, handheld games, and digital still cameras.

According to a leading market research company, the number of small and medium sized displays (9" or less) shipped in 2006 was nearly two billion units. To date, our business has focused primarily on the mobile handset market, which remains one of the largest mobile device markets. Approximately 980 million mobile handsets were sold in 2006, representing an increase of approximately 20% compared to 2005.

As mobile device manufacturers continue to introduce new products with innovative technologies and applications, the display has become an increasingly important feature of these devices. Mobile device manufacturers need to balance display performance with cost, reliability and power consumption. Color displays for mobile handsets and other consumer electronic devices are differentiated by size, resolution, number of colors, brightness, color sharpness, contrast and response time. Color super twisted nematic liquid crystal displays, or CSTN LCDs, and thin film transistor liquid crystal displays, or TFT LCDs, are the dominant color display technologies for mobile handsets. CSTN is primarily used for mid- to low-end mobile handsets because of its cost advantage, and TFT is used primarily for mid- to high-end mobile handsets based on better image quality, larger size and higher resolution. In 2006, approximately 60% of all mobile handsets sold contained TFT displays. Organic light emitting diode, or OLED, technology, known for its excellent display quality, has penetrated the mobile device market primarily serving the subdisplays on mobile flip phones and the MP3 market. The penetration rate for OLED displays in the mobile handset market has slowed in recent periods due to its relatively higher cost and the enhanced competitiveness of higher end display technologies such as low-temperature polysilicon, or LTPS.

Every mobile device display needs a display driver in order to function. While advances in materials used to manufacture displays have played an important role in display innovation, display drivers are the critical semiconductor components that enable display functionality. The performance characteristics of a display driver are critical to the quality and visual appeal of the images and text generated on the display and the power efficiency of the mobile device.

Small LCD displays require a backlight unit to supply the light illuminating the screen, and each backlight unit requires LED drivers. In 2006, IMS Research estimated the total market for LED drivers to be $600 million, with LED drivers for mobile handset backlighting representing the largest portion of the LED driver market. As mobile handsets continue their progression toward increased multimedia and game use, the amount of time that the display is fully-on has increased significantly. In this mode, the display can consume up to one-half of a handset's total power consumption, with 90% of the display's power being consumed by the backlight. Accordingly, optimizing the use of the display's backlight is important to managing total power consumed by the mobile device.

Display Driver Product Solutions

We offer highly-integrated, single-chip mixed-signal display drivers targeting small panel displays supporting all major display technologies. While driving a large panel display requires multiple discrete integrated circuits, or ICs, such as a display controller, DC to DC converter, and row and column drivers, our small panel display drivers integrate both analog and digital functionality into a single mixed-signal system-on-a-chip, or SoC. To date, we have focused primarily on the mobile handset market, but our display driver products are suitable for use in other consumer electronic devices, including MP3 players and PDAs. Leading handset manufacturers generally require displays with varying resolutions and levels of customization within each display technology, which results in a fragmented market. As a result, companies must be able to supply a broad spectrum of display drivers in order to be successful in our market.

To increase the value proposition of our display driver products, we plan to incorporate innovative technology that helps optimize the performance of the display. Our new PowerLite™ products contain a dynamic backlight control algorithm that optimizes power consumption of the LCD display module. At the heart of the algorithm, an analysis of each pixel in a display frame is performed, resulting in a calculation of how the backlight and liquid crystal transmittance can be balanced to achieve the lowest power level. As mobile handsets are increasingly used for multimedia and gaming applications, the amount of time that the display is fully-on has increased significantly. In this mode, the display consumes approximately one-half of the total handset power consumption, with 90% of the display's power consumed by the backlight. By carefully controlling the backlight power and LCD driving voltages, our PowerLite™ products can reduce the power consumption up to 50% without ambient light input and more than 50% depending upon the ambient light condition.

We will also be offering several varieties of high speed serial links for our mobile display drivers. Similar to PC notebook applications, the data communication to the handset display is moving toward high speed serial interfaces for increased design flexibility in flip phones and slide phones, where the link passes through mechanically constrained channels. These serial links also help support the higher data rates required for larger screens with higher color depths. We intend to support both customer-specific serial links, such as CDP and MDDI, as well as the converging industry standard, MIPI DSI.

Our display driver product solutions for mobile devices include the following:

TFT technology — Thin film transistor liquid crystal display, or TFT LCDs, have been widely used for large panel LCD applications such as notebook PCs, flat panel monitors and televisions. Use of TFT LCDs for small panel applications has gained market share quickly, particularly for mid- to high-end mobile devices including mobile handsets. We design, develop and market display drivers utilizing two types of TFT technology: amorphous silicon TFT (a-TFT) technology, which is now the most prevalent technology used in mobile handsets, and low-temperature polysilicon (LTPS) TFT technology, an advanced form of TFT.

We currently offer six different TFT display drivers, and expect to introduce several new a-TFT and LTPS drivers in 2007. We expect that a significant portion of our future revenue will be generated from sales of a-TFT and LTPS products. We expect to have samples of our new TFT products with our PowerLite™ solution available in the second quarter of 2007.

STN technology — Super twisted nematic liquid crystal display, or STN LCDs, is a widely used technology for small panel displays, particularly for displays used in mobile handsets. We design and market both color STN, or CSTN, display drivers, which are used primarily for mainstream mobile handsets, and monochrome STN display drivers, which were the dominant displays for mobile handsets until the introduction of color displays and are currently used mainly in low-end mobile handsets.

In 2006, a significant portion of our revenue was derived from sales of CSTN drivers. In 2007, however, we expect to decrease our investment in CSTN products in favor of our TFT products, particularly those with our new PowerLite™ solution. Sales of monochrome STN drivers represented a small portion of our total shipments in 2006, and we expect sales of these products to further decline in 2007.

OLED technology — Organic light-emitting diode, or OLED, offers enhanced visual experience and performance characteristics as compared to LCD displays. We were the first company to commercialize single-chip display drivers for full color OLED when we began shipping our first passive matrix OLED, or PM-OLED, driver in the third quarter of 2002. PM-OLED is an alternative to STN and TFT technology and has been utilized in the subdisplays of mobile handsets and other applications such as MP3 players.

We currently offer several different PM-OLED display drivers and we expect sales of PM-OLED products to remain a modest part of our business in the immediate future. We are also developing, or plan to develop, drivers for active matrix OLED displays, or AM-OLED, which may be an attractive technology display solution for the main display of mobile handsets due to enhanced visual characteristics in the areas of color gamut, contrast ratio, and viewing angle.

LED Driver Product Solutions

Our initial LED driver products will be focused on controlling the LED backlight of mobile handsets to optimize power consumption. Small LCD displays require a backlight unit to supply the light illuminating the screen, and each backlight unit requires two to six LED's and LED drivers. Historically, LED drivers have been functionally independent of the LCD display drivers. However, as power savings becomes an increasingly significant factor in display module performance, communication between LED and LCD drivers becomes an essential requirement. Our existing line of LCD display drivers control the amount of backlight transmitted, facilitating the transformation of digital display data into visual images. Our new line of LED drivers will receive communication from the display driver and thereby control the intensity of the backlight unit required to render a high-quality image at the lowest power consumption levels. Combining our new family of LED drivers with our new PowerLite™ LCD drivers, we expect to be able to provide a system solution for display modules, achieving up to 50% power savings compared to current architectures.

We currently offer the following two LED driver products for mobile backlighting applications:

The LDS8841 is designed to drive up to four LEDs in parallel at current levels as high as 31mA each. Dimming control to lower LED brightness is achieved through a series of clock pulses on the one wire interface. The device is compatible with input voltages from 3v to 5.5v at efficiency levels as high as 91%.

The LDS8862 drives up to six LEDs in parallel at current levels up to 32mA. Current levels may be set in 0.5mA increments using a standard I^2C interface. Like the LDS8841, the device is compatible with input voltages from 3v to 5.5v at efficiency levels up to 91%.

Future Consumer Audio Product Solutions

We recently acquired Mondowave Inc., a developer of semiconductor products for portable audio devices. Through this acquisition, we plan to offer a line of low-power products for audio applications in consumer electronic devices. The initial products will be a low-power CODEC and FM transmitter.

We continue to pursue development of additional products to address other segments of the mobile market, including touch screen technology products, and we will continue to introduce newer versions of our existing products.

Product Strategy

Our objective is to be a leading provider of analog and mixed-signal semiconductor products for mobile and consumer electronic devices by developing our design engineering expertise, manufacturing process experience and strong relationships with top tier handset manufacturers. The principal elements of our strategy are to:

- *Create greater value in our display drivers.* Incorporating innovative technology into our display drivers is essential for our long term success. In 2007, we will add a PowerLite™ solution, consisting of a dynamic backlight control algorithm, and several high-speed serial interfaces to our display driver products. In addition, by combining our new family of LED drivers with our new PowerLite™ LCD drivers, we believe we will be able to provide a system solution for display modules, further enhancing the value of our display driver products.

- *Continue to focus on a-TFT and LTPS.* In order to succeed we must be able to develop products that satisfy the evolving technology and product specifications required by the major handset manufacturers. As the market continues its shift toward TFT LCD displays, we plan to increase the focus of our display driver product development on a-TFT and LTPS products to expand our presence in this key portion of the mobile handset display market. We will maintain a strong focus on research and development to maintain a product portfolio that supports the evolving demands of the handset market.

- *Provide high-quality and cost-effective designs.* In 2006, we allocated resources to improving our new product development processes and overall quality. While this will continue to be a focus in 2007, our cost reduction strategy also depends upon process technology migration. We are now designing our new products using a 0.15um high voltage process and we plan to co-develop a 0.13um high voltage process with a foundry partner for our next generation products. This will enable us to cost-effectively incorporate more features on our display drivers and improve our overall cost structure.

- *Expand beyond display drivers.* We will seek to leverage our core capabilities in analog and mixed-signal product development and a strong position with mobile handset and display module makers, to move into related, higher margin product areas. Due to their anticipated synergy with our existing display driver business, we plan to expand initially with LED drivers and touch sensor technology products. While we will introduce these products initially in the mobile handset market, both areas lend themselves well to diversifying into other markets. Therefore these new product lines may provide both product diversification, as well as market diversification. We also recently announced our future expansion into consumer audio applications through our acquisition of Mondowave Inc.

Sales and Marketing

We currently sell our products to display module manufacturers, who in turn sell their display modules to mobile handset manufacturers. We focus our sales and marketing strategy on establishing business and technology relationships with both major display module manufacturers and mobile handset manufacturers to allow us to work closely with them on future solutions that align with their product roadmaps. Our design engineers collaborate with display module design engineers to create display drivers that comply with the specifications of the mobile handset manufacturers and provide a high level of performance at competitive prices. Our end customer market is highly concentrated among a few significant mobile handset manufacturers.

We market and sell our products through our direct sales force and marketing teams located in the United States, China, Hong Kong, Japan, Korea, and Taiwan, as well as through independent distributors in China, Hong Kong, Japan, Korea, and Taiwan. We also utilize application engineers to provide technical support and assistance to potential and existing customers in designing, testing and qualifying display modules that incorporate our products.

Customers

In 2006, Samsung SDI Co., TPO Displays Corporation and AU Optronics Corporation accounted for approximately 35%, 31% and 21% of our revenue, respectively. We are actively working with other display module manufacturers on new designs and intend to continue expanding our working relationships with existing customers and cultivating new customers. Even as we expand our customer base, we expect a significant portion of our revenue to be generated from sales to a limited number of customers, including TPO Displays Corporation and Samsung SDI. As a result, the loss of or significant reduction in orders from either of these customers could significantly reduce our revenue and adversely impact our operating results. These mobile display module manufacturers supply modules incorporating our drivers to a concentrated group of significant mobile handset manufacturers, including Nokia Corporation and Samsung Electronics Co., Ltd. Sales to customers located in Japan represented approximately 20% our total sales in the fourth quarter of 2006. We expect sales to Japanese customers to increase in 2007 as a percentage of our total revenue. Please refer to Note 8 of Notes to Consolidated Financial Statements included in this annual report for additional information regarding revenue by geographic region.

Seasonality

Our industry is focused on the mobile consumer electronic products market. Due to the seasonality in this market, we typically expect to see stronger revenue growth in the second half of the calendar year than in the first half of the year. In addition to the seasonality, the mobile handset market is also characterized by intense competition among a concentrated group of manufacturers, rapidly evolving technology and changing consumer preferences. These factors result in the frequent introduction of new products, short product life cycles, continually evolving mobile handset specifications and significant price competition.

In addition, in the past, mobile handset manufacturers have inaccurately forecast consumer demand, which has led to significant changes in orders to their component suppliers. We have experienced both increases and decreases to orders within the same quarter and with limited advance notice. We expect such increases and decreases of orders to continue to occur in the future.

Manufacturing

We outsource the manufacturing, assembly and testing of our products to third parties. Our foundry suppliers fabricate our products using a customized, high-voltage version of their mature and stable CMOS process technology with feature sizes of 0.15 micron and higher. Our principal foundry suppliers are Chartered Semiconductor Manufacturing in Singapore, Silterra Malaysia Sdn.Bhd. in Malaysia and United Microelectronics Corporation in Taiwan, but we anticipate also using other foundry suppliers in the future. Our fabless manufacturing model significantly reduces our capital requirements and allows us to focus our resources on the design, development and marketing of our products. In addition, we benefit from our suppliers' manufacturing expertise, and from the flexibility to select those vendors that we believe offer the best capability and value. To the extent our

foundry suppliers experience poor yield rates or tightened capacity conditions, we may be unable to meet our customers' demand requirements and our business may be harmed.

Following wafer fabrication processing, our wafers are shipped from the foundries to assembly and testing contractors, where they are electrically tested and assembled onto tape carrier packages for certain devices. We develop and control all product test programs used by our subcontractors. These test programs are developed based on product specifications, thereby maintaining our control over the performance of our devices. We currently rely primarily on Chipbond Technology Corporation, International Semiconductor Technology Ltd. and King Yuan Electronics Co., Ltd., each located in Taiwan, to assemble and test our products. As our product portfolio expands, we may use additional assembly and testing contractors. To the extent these contractors experience heightened demand for their services, we may be unable to secure sufficient testing and assembly capacity to meet our customers' product demand requirements. While our testing contractors currently ship our products directly to our customers, we may in the future ship products to customers out of our own facility.

Inventory

We manage inventories by forecasting product-by-product demand based upon our industry experience and communications with our customers. We place manufacturing orders for our products that are based on this forecasted demand. The quantity of products actually purchased by our customers as well as shipment schedules are subject to revisions that reflect changes in both the customers' requirements and in manufacturing availability. Depending upon the level of demand for our products and demand for products incorporating our display drivers, we may maintain substantial inventories of our products in order to be able to meet demand on a timely basis. In addition, any cancellation, modification or delay in shipments in the future may impact our inventory levels.

Research and Development

To date, we have conducted our semiconductor design and development activities primarily in Korea. This allows us to access a pool of experienced display driver engineers and maintain geographic proximity to our customers while helping us lower our operating costs. As we expand our product base, we may add additional research and development capacity in other locations to maintain close proximity to customers, access experienced engineers and contain costs. We believe that our continued commitment to research and development and timely introduction of new and enhanced display drivers is integral to maintaining our competitive position. As a result, we expect to continue to allocate significant resources to these efforts. Our total expenditures for research and development were $13.8 million for 2006, $14.5 million for 2005 and $15.0 million for 2004.

Intellectual Property

Our success and future growth will depend on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark, trade secret laws, contractual provisions, and licenses to protect our intellectual property. We also attempt to protect our trade secrets and proprietary information through agreements with our customers, suppliers, employees and consultants. As of December 31, 2006, we had six U.S. patent applications pending, twelve foreign patent applications pending, and had been issued four U.S. patents and two patents in Korea. In addition, Mondowave Inc., which we recently acquired, has filed approximately ten patent applications relating to its audio technology. These patent applications and issued patents cover our intellectual property contained in our LCD display drivers. We expect to file additional patent applications covering our intellectual property. We cannot assure you that any patents will be issued to us as a result of our pending or future applications or that any patent issued will provide substantive protection for the technology or product covered by it.

While we intend to protect our intellectual property rights vigorously, we cannot assure you that these efforts will be successful. Despite our precautions, a third party may copy or otherwise obtain and use our products, technology or processes without authorization, or may independently develop similar technology. In addition, effective copyright, trademark and trade secret protection may be unavailable or limited in certain foreign jurisdictions. We cannot assure you that the measures we have implemented to prevent misappropriation or infringement of our intellectual property will be successful.

Competition

The markets for semiconductors generally, and small panel display drivers in particular, are intensely competitive. We believe that the principal competitive factors in our market include cost, design times, display performance, level of integration, design customization, manufacturing expertise and quality. We believe our solutions compete favorably across these factors. However, many of our current and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. We anticipate that the market for our products will be subject to rapid technological change.

Many mobile device display module manufacturers are affiliated with vertically integrated electronics companies. Some of these companies also have semiconductor design and manufacturing resources for developing display drivers. We typically compete with these captive semiconductor suppliers as well as independent semiconductor suppliers. Captive semiconductor suppliers with which we may compete include semiconductor divisions of Samsung Electronics Co., Ltd., Seiko Epson Corporation, Sharp Electronics Corporation and Toshiba Corporation. The major independent suppliers of display drivers with which we may compete include Himax Technologies, Ltd., MagnaChip Semiconductor Ltd., NEC Corporation, Novatek Microelectronics Corp., Ltd., Renesas Technology Corp., Sitronix Technology Corporation, and Solomon Systech Limited.

We expect the competitors for our new LED driver and audio application businesses will be different from the competitors for our display driver business. Suppliers of LED drivers for mobile backlighting include Advanced Analogic Technologies, Inc., Linear Technologies, Maxim Integrated Products, Inc., Micrel Incorporated, National Semiconductor Corporation, and Texas Instruments Incorporated. We expect potential competitors for our new audio products to include Wolfson Microelectronics, Texas Instruments, Rohm Co., ST Microelectronics, National Semiconductor and Maxim Integrated Products, Inc. These potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us.

Employees

As of December 31, 2006, we had 141 employees, including 67 in research and development, 23 in operations and 51 in sales, marketing, general and administrative functions. By region, 16 of our employees were located in the United States, 94 in Korea and 31 in other parts of Asia. None of our employees is covered by a collective bargaining agreement. We believe we have good relations with our employees.

Financial Information by Geographic Location

We operate in a single industry segment: the design, development and marketing of mixed-signal semiconductors that enable and enhance the features and capabilities of small panel displays for mobile consumer electronic products, primarily mobile handsets. We currently generate all of our revenue from customers in Asia. Related information is included in Note 8 of Notes to Consolidated Financial Statements.

ITEM 1A. *RISK FACTORS*

You should carefully consider the risks described below as well as the other information contained in this annual report on Form 10-K in evaluating our company and our business. The risks and uncertainties described below may not be the only risks and uncertainties that we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition and results of operations would be impaired. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment.

We depend on a small number of key customers for substantially all of our revenue and the loss of, or a significant reduction in orders from, any key customer would significantly reduce our revenue and adversely impact our operating results.

We sell display drivers to display module manufacturers serving the mobile handset market. Historically, substantially all of our revenue has been generated from sales to a very small number of customers. During 2006, our top three customers, Samsung SDI Co., TPO Displays Corporation, including both Philips Mobile Display Systems and Toppoly Optoelectronics Corporation, which merged in the second quarter of 2006, and AU Optronics Corporation accounted for approximately 35%, 31% and 21% of our revenue, respectively. The loss of, or a reduction in purchases by, any of our key customers could harm our business, financial condition and results of operations. For example, in the first quarter of 2007, we announced that we would not continue to supply a large CSTN program at Samsung SDI Co. The loss of this program will have a significant impact on our revenue for the first half of 2007. We also anticipate that our sales to AU Optronics will decline in the first half of 2007 as a mature program ramps down.

Our market has a relatively small number of potential customers and we expect this market concentration to continue for the foreseeable future. Therefore, even as we seek to broaden our customer base we expect that our operating results will likely continue to depend on sales to a relatively small number of customers, though we expect that the specific customers that represent a significant portion of our revenue will fluctuate from period to period. As further discussed in a risk factor below, because our sales to these customers are made pursuant to standard purchase orders rather than contracts, orders may be cancelled or reduced more readily than if we had long-term purchase commitments with these customers. In the event of a cancellation or reduction of an order, we may not have enough time to reduce operating expenses to minimize the effect of the lost revenue on our business.

Consolidation in our customers' industries may result in increased customer concentration and the potential loss of customers. In 2006, the business of Philips MDS, one of our largest customers, merged with Toppoly Optoelectronics Corporation, another customer, to form TPO Displays Corporation. In addition, some of our customers may have efforts underway to actively diversify their supply chain, which could reduce their purchases of our products.

Our customers include our products in displays sold to a small number of handset manufacturers, and the loss of business by our customers with these handset manufacturers could adversely affect our business.

Nearly all of our products are used for displays sold for use in mobile handsets manufactured by a concentrated group of handset manufacturers. Moreover, the large majority of our products are used in handsets manufactured by Nokia Corporation. To the extent any of our module display customers lose some or all of their business with the mobile handset manufacturers to which they supply modules containing our products, and Nokia in particular, our business would be adversely affected.

Our efforts to expand our product portfolio and enter into new markets have attendant execution risk.

All of our products introduced to date have been display drivers for small panel displays used in mobile handsets or MP3 players. One of our corporate strategies, however, involves leveraging our core strengths in analog and mixed-signal design to expand into new markets. For example, we recently announced our intention to develop and sell LED drivers and touch technology sensor products. We also recently announced the acquisition of Mondowave Inc., a developer of semiconductor products for consumer audio applications, which we expect to introduce later this year. We will likely expend substantial resources, including cash, in developing new and additional products for these and other new markets. We currently expect only modest revenue contributions from our new LED and audio product initiatives and no revenue contribution from touch technology product initiatives in 2007. However, we may experience unforeseen difficulties and delays in developing these products as well as defects upon production. Moreover, we do not have a long history in these markets, and our lack of market knowledge relative to other participants in such markets may prevent us from competing effectively in them. It is possible that our competitive strengths will not translate effectively into these markets, or that these markets will not develop at the rates we anticipate. Any of these events could negatively affect our future operating results.

We may undertake acquisitions to expand our business that may pose risks to our business, reduce our cash balance and dilute the ownership of our existing stockholders.

We recently announced the acquisition of Mondowave Inc., a semiconductor company specializing in consumer audio applications. As part of our growth and product diversification strategy, we will continue to evaluate and pursue opportunities to acquire other businesses, intellectual property or technologies that would complement our current offerings, expand the breadth of markets we can address or enhance our technical capabilities. The acquisition of Mondowave and any acquisitions that we may potentially make in the future entail a number of risks that could materially and adversely affect our business, operating and financial results, including:

- problems integrating the acquired operations, technologies or products with our existing business and products;
- diversion of management's time and attention from our core business;
- need for financial resources above our planned investment levels;
- difficulties in retaining business relationships with suppliers and customers of the acquired company;
- risks associated with entering markets in which we lack prior experience;
- potential loss of key employees of the acquired company; and
- potential requirement to amortize intangible assets.

Such acquisitions also could cause us to expend a substantial portion of our cash balances, incur debt or contingent liabilities, incur accounting charges, or cause us to issue equity securities that would reduce the ownership percentages of existing stockholders, which could impair our financial position. We may not realize the anticipated benefits of any acquisition or investment. In addition, any future acquisitions may not be favorably received by investors or securities analysts, which could cause declines in our stock price.

If we are unable to timely develop new and enhanced products that achieve market acceptance, our operating results and competitive position could be harmed.

Our future success will depend on our ability to develop new display drivers and product enhancements that achieve timely and cost-effective market acceptance. The development of our display drivers is highly complex, and we have experienced, and in the future may experience, delays in the development and introduction of new products and product enhancements. In addition, because we sell our products to display module manufacturers, we have limited visibility into the specification requirements of the mobile handset manufacturers, making it more difficult for us to influence or predict future technology requirements. Once a display module manufacturer or mobile handset manufacturer designs a competitor's product into its product offering, it becomes significantly more difficult for us to sell our products to that customer because changing suppliers typically involves significant cost, time, effort and risk for the customer.

Successful product development and market acceptance of our products depend on a number of factors, including:

- accurate prediction of changing requirements of customers within the mobile device and small panel display markets;
- timely completion and introduction of new designs, including low-cost versions of existing products;
- timely qualification and certification of our drivers for use in our customers' products;
- the prices at which we are able to offer our products;
- quality, performance, power use and size of our products as compared to competing products and technologies;
- successful integration of the display module, including components supplied by other suppliers;
- commercial acceptance and commercial production of the products into which our drivers are incorporated;

- achievement of acceptable manufacturing yields;
- interoperability of our products with other display module components;
- our customer service and support capabilities and responsiveness;
- successful development of our relationships with existing and potential customers;
- mobile service providers' demand for handsets incorporating our products; and
- changes in technology, industry standards or end-user preferences.

We cannot assure you that products we recently developed, such as our new PowerLite™ LCD drivers and LED drivers or other products we may develop in the future, will achieve market acceptance. If these display drivers fail to achieve market acceptance, or if we fail to develop new products that achieve market acceptance, our growth prospects, operating results and competitive position could be adversely affected. For example, delays in product introductions in 2006 and lack of high-volume design wins will harm our financial results in the first half of 2007. While new product introductions in the first half of 2007 may improve our sales outlook for the second half of 2007, we cannot assure you that these new introductions will occur timely, nor can we assure you that these new introductions will generate sufficient sales to offset expected declines on older products.

If we are unable to comply with evolving customer specifications and requirements, customers may choose other products instead of our own.

Our products are incorporated in display modules, which must comply with mobile handset manufacturers' continually evolving specifications. Our ability to compete in the future will depend on our ability to comply with these specifications. We must continue to incorporate additional features and advanced technology, such as dynamic backlight control and high speed serial interfaces, into our products to be successful. In addition, as we seek to add new customers, such as those in the Japan market, we will need to comply with new, and sometimes more stringent, specifications and quality standards. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant specifications. If our products are not in compliance with prevailing specifications for a significant period of time, we could miss opportunities to have customers choose our drivers over those of our competitors early in the customer's design process, which is known as a design win. Loss of design wins could harm our business because display module manufacturers and mobile handset manufacturers typically do not change display drivers once a display module is designed. In addition, loss of a design win may make it more difficult to obtain future design wins with the manufacturer. We may not be successful in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances requires substantial time and expense and may not be successful, which would harm our competitive position.

The average selling prices of our products tend to decline over time, often rapidly, and if we are unable to develop successful new products in a timely manner, our operating results will be harmed.

The mobile handset market is extremely cost sensitive, which has resulted and may continue to result in declining average selling prices of the components comprising mobile handsets, including display modules and display drivers. The products we develop and sell are used for high volume applications and the average selling prices tend to decline, often rapidly, over the life of the product. We may reduce the average unit price of our products in response to competitive pricing pressures, new product introductions by us or our competitors and other factors. In recent periods, we experienced significant declines in the average selling prices of our products, which also harms our gross margins. Our average selling price declined from $1.32 in 2005 to $1.00 in 2006. As display driver prices vary by technology, our average selling price for any period is also impacted by our mix of products sold for that period. In recent periods our mix of products sold has been weighted more heavily toward more mature products that command a lower price, which has reduced our average selling price. To maintain acceptable operating results, we will need to develop and introduce new products and product enhancements on a timely basis and continue to reduce our production costs. If we are unable to offset reductions in our average selling prices by timely introducing new products at higher average prices or reducing or production costs, our operating results will suffer.

We are dependent on sales of a small number of products, and the absence of continued market acceptance of these products could harm our business.

Historically, we have derived all of our revenue from a limited number of display driver products primarily used in mobile handset displays, and we expect to continue to derive a substantial portion of our revenue from these or related products in the near term. As a result, decline in market demand for one or more of our products, or the failure of one or more of our products to gain broad market acceptance, could result in a significant decline in revenue and reduced operating results. Our product portfolio has traditionally been heavily weighted toward products based on color super twisted nematic liquid crystal display, or CSTN, and color organic light-emitting diode, or OLED, technology. Demand for our OLED drivers declined in 2005, which negatively impacted our business. Similarly, the market has begun transitioning away from CSTN in favor of thin film transistor, or TFT, and low temperature polysilicon, or LTPS, devices. We recently announced that we will place greater focus on our TFT and LTPS product development and reduce our allocation of resources to CSTN products, reflecting the ongoing market trend. In the short-term, our transition away from CSTN devices will negatively impact our total revenue. Moreover, market acceptance of our new TFT and LTPS products is critical to our future success.

Our business is highly dependent on the mobile handset market, which is highly concentrated and characterized by significant price competition, short product life cycles, fluctuations in demand, and seasonality, any of which could negatively impact our business or results of operations.

Nearly all of our revenue is generated from sales of display drivers for use in mobile handsets. The mobile handset market is characterized by intense competition among a concentrated group of manufacturers, rapidly evolving technology, and changing consumer preferences. These factors result in the frequent introduction of new products, significant price competition, short product life cycles, and continually evolving mobile handset specifications. If we, our customers or mobile handset manufacturers are unable to manage product transitions, our business and results of operations could be negatively affected. Our business is also dependent on the broad commercial acceptance of the mobile handsets into which our drivers are incorporated. Even though we may achieve design wins, if the mobile handsets incorporating our products do not achieve significant customer acceptance, our revenue will be adversely affected.

We expect our business to be subject to seasonality and varying order patterns in the mobile handset market. In the mobile handset market, demand is typically stronger in the second half of the year than the first half of the year. However, in the past mobile handset manufacturers inaccurately forecasted consumer demand, which led to significant changes in orders to their component suppliers. We have experienced both increases and decreases in orders within the same quarter and with limited advance notice, and we expect such increases and decreases to occur in the future.

Our limited operating history makes it difficult for us to assess the impact of seasonal factors on our business. If we, or our customers, are unable to increase production of new or existing products to meet any increases in demand due to seasonality or other factors, our revenue from such products would be adversely affected and this may damage our reputation with our customers and the mobile handset manufacturers. Conversely, if our customers or the mobile handset manufacturers overestimate consumer demand, they may reduce their orders or delay shipments of our products from amounts forecasted, and our revenue in a particular period could be adversely affected.

Our revenue has fluctuated significantly from year to year, so you should not rely on the results of any past periods as an indication of future revenue performance or growth.

In the past, we have experienced significant revenue fluctuation from quarter to quarter and year to year. For example, our annual revenue grew 970% in 2003 and 78% in 2004, but declined 57% in 2005. While our revenue increased 58% in 2006 compared to 2005, we do not expect revenue growth in 2007. Accordingly, you should not rely on the results of any prior annual periods as an indication of our future revenue growth or financial results.

We have incurred losses in prior periods and will incur losses in the future.

Although we realized net income of approximately $12.8 million and $17.6 million for the years ended December 31, 2003 and 2004, respectively, we incurred net losses of $11.4 million and $11.9 million in 2005 and

2006, respectively, and we expect to incur a net loss in 2007. We expect to incur additional operating expenses in the next several quarters in connection with the development and expansion of our business to new products and markets. Our ability to return to or sustain profitability on a quarterly or annual basis in the future depends in part on our ability to develop new products, the rate of growth of our target markets, the competitive position of our products, the continued acceptance of our customers' products, and our ability to manage expenses. We may not again achieve or sustain profitability on a quarterly or annual basis.

Our quarterly financial results fluctuate, which leads to volatility in our stock price.

Our revenue and operating results have fluctuated from quarter to quarter in the past and may continue to do so in the future. As a result, you should not rely on quarter-to-quarter comparisons of our operating results as an indication of our future performance. Fluctuations in our revenue and operating results could negatively affect the trading price of our stock. In addition, our revenue and results of operations may, in the future, be below the expectations of analysts and investors, which could cause our stock price to decline. Factors that are likely to cause our revenue and operating results to fluctuate include the risk factors discussed throughout this section.

Our products are complex and may require modifications to resolve undetected errors or failures, which could lead to an increase in our costs, a loss of customers or a delay in market acceptance of our products.

Our small panel display drivers are highly complex and have contained, and may in the future contain, undetected errors or failures when first introduced or as new revisions are released. If we deliver products with errors or defects, we may incur additional development, repair or replacement costs, our margin rates will suffer, and our credibility and the market acceptance of our products could be harmed. Defects in our products could also lead to liability as a result of lawsuits against us or our customers. We have agreed to indemnify our customers in some circumstances against liability from defects in our products. A successful product liability claim could require us to make significant damage payments.

Our products must interoperate with the display module components supplied to our customers by other suppliers.

Our small panel display drivers comprise only part of a complex display subassembly manufactured by our display module customers. As a result, our drivers must operate according to specifications with the other components in the subassembly. For example, in the subassembly our drivers are attached to the display glass and must interoperate with the glass efficiently. If other components of the subassembly system fail to operate efficiently with our drivers, we may be required to incur additional development time and costs optimizing the interoperability of our drivers with the other components. Additionally, if other components of the subassembly contain errors or defects that cannot be corrected in a timely fashion, the display module customer may delay or cancel production of its modules, adversely impacting our sales.

Failure to transition to new manufacturing process technologies could adversely affect our operating results and gross margin.

To remain competitive, we strive to manufacture our drivers using increasingly smaller geometries and higher levels of design integration. Our strategy is to utilize the most advanced manufacturing process technology appropriate for our products and available from our third-party foundry contractors. Use of advanced processes may have greater risk of initial yield problems and higher production costs. Manufacturing process technologies are subject to rapid change and require significant expenditures for research and development. In the past, we have experienced difficulty in migrating to new manufacturing processes and, consequently, have suffered reduced yields, delays in product deliveries and increased expense levels. We may face similar difficulties, delays and expenses as we continue to transition our products to smaller geometry processes. Moreover, we are dependent on our relationships with our third-party manufacturers to successfully migrate to smaller geometry processes. The inability by us or our third-party manufacturers to effectively and efficiently transition to new manufacturing process technologies may adversely affect our gross margin and our operating results.

Our limited operating history makes it difficult for us to accurately forecast revenue and appropriately plan our expenses.

We were formed in May 2000 and had our initial meaningful shipments of products in the third quarter of 2002. As a result, we have limited historical financial data from which to predict our future revenue and expenses. Moreover, because we do not sell directly to mobile handset manufacturers, we have limited visibility into their order patterns and sales of their products. Due to our limited operating history and limited visibility into mobile handset manufacturers' demand, it is difficult to accurately forecast our future revenue and budget our operating expenses. The rapidly evolving nature of the mobile handset market and other factors that are beyond our control also limit our ability to accurately forecast revenue and expenses. Because most of our expenses are fixed in the short term or incurred in advance of anticipated revenue, we may not be able to decrease our expenses in a timely manner to offset any shortfall in revenue.

If we fail to accurately forecast customer demand, we may have excess or insufficient inventory, which may increase our operating costs and harm our business.

We sell our drivers to display module manufacturers who integrate our drivers into the displays that they supply to handset manufacturers. We have limited visibility as to the volume of our products that our customers are selling to their customers or carrying in their inventory. If our customers have excess inventory or experience a slowing of products sold through to their end customers, it would likely result in a slowdown in orders from our customers and adversely impact our future sales. Moreover, to ensure availability of our products for our customers, in some cases we start the manufacturing of our products based on forecasts provided by these customers in advance of receiving purchase orders. However, these forecasts do not represent binding purchase commitments, and we do not recognize revenue from these products until they are shipped to the customer. As a result, we incur inventory and manufacturing costs in advance of anticipated revenue. If we overestimate customer demand for our drivers or if purchase orders are cancelled or shipments delayed by our customers, we may end up with excess inventory that we cannot sell, which would harm our financial results. For example, we recorded a $2.9 million inventory reserve charge in 2006 due to inventory that was in excess of forecasted demand. This inventory risk is exacerbated because many of our products are customized, which hampers our ability to sell any excess inventory to the general market.

Our customer orders are subject to cancellation, reduction or delay in delivery schedules, which may result in lower than anticipated revenue.

Our sales are generally made pursuant to standard purchase orders rather than long-term purchase commitments. These purchase orders may be cancelled or modified or the shipment dates delayed by the customer. Although we have not in the past experienced significant cancellations of orders, we may in the future experience such cancellations. We have in the past experienced, and may in the future experience, delays in scheduled shipment dates, which have on occasion resulted, and may in the future result, in our recognizing revenue in a later period than anticipated. We have also experienced reductions to previously placed purchase orders. Any cancellation, modification or delay in shipments in the future may result in lower than anticipated revenue.

We face significant competition and may be unsuccessful in competing against current and future competitors.

The markets for semiconductors generally, and small panel display drivers in particular, are intensely competitive, and we expect competition to increase and intensify in the future. Increased competition may result in price pressure, reduced profitability and loss of market share, any of which could seriously harm our revenue and operating results. The major independent semiconductor suppliers with which we may compete for sales of our LCD display drivers include Himax Technologies, Ltd., MagnaChip Semiconductor Ltd., NEC Corporation, Novatek Microelectronics Corp., Ltd., Renesas Technology Corp., Sitronix Technology Corporation, and Solomon Systech Limited. Additionally, many mobile device display module manufacturers are affiliated with vertically integrated electronics companies. Some of these companies also have semiconductor design and manufacturing resources for developing display drivers. Captive semiconductor suppliers with which we may compete include semiconductor divisions of Samsung Electronics Co., Ltd., Seiko Epson Corporation, Sharp Electronics Corporation and Toshiba Corporation.

Potential competitors for our new LED drivers include Advanced Analogic, Inc., Linear Technologies, Maxim Integrated Products, Inc., Micrel Incorporated, National Semiconductor Corporation, and Texas Instruments Incorporated. We expect potential competitors for our new audio products to include Wolfson Microelectronics, Texas Instruments, Rohm Co., ST Microelectronics, National Semiconductor and Maxim Integrated Products, Inc.

Many of our competitors and potential competitors have longer operating histories, greater name recognition, complementary product offerings, and significantly greater financial, sales and marketing, manufacturing, distribution, technical and other resources than us. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. In addition, in the event of a manufacturing capacity shortage, these competitors may be able to obtain wafer fabrication capacity when we are unable to do so. Any of these factors could cause us to be at a competitive disadvantage to our existing and potential new competitors.

We face competition from businesses related to our customers, which could harm our business.

Our direct customers for our display drivers are display module manufacturers serving the mobile handset market. One primary customer, Samsung SDI, is affiliated with a corporate organization that has a division that designs, manufactures and sells display drivers that compete with our products. To the extent this customer chooses to replace our products with an affiliate's products, our business will be negatively impacted.

We rely on a limited number of independent foundries and subcontractors for the manufacture, assembly and testing of our chipsets and on a third party logistics provider to ship products to our customers. The failure of any of these third-party vendors to deliver products or otherwise perform as requested could damage our relationships with our customers, decrease our sales and limit our growth.

As a fabless semiconductor company, we do not have our own manufacturing or assembly facilities and have limited in-house testing facilities. As a result, we rely on third-party vendors to manufacture, assemble and test the products that we design. We primarily rely on Chartered Semiconductor Manufacturing in Singapore, Silterra Malaysia Sdn Bhd. in Malaysia, and United Microelectronis Corporation in Taiwan to produce our products. We also rely on Chipbond Technology Corporation, International Semiconductor Technology Ltd. and King Yuan Electronics Co., Ltd, each located in Taiwan, to assemble and test our products. If these vendors do not provide us with high-quality products, services and/or production and test capacity in a timely manner, or if the relationship with one or more of these vendors is terminated, we may be unable to obtain satisfactory replacements and/or we may be unable to fulfill customer orders on a timely basis, our relationships with our customers could suffer, our sales could decrease and our growth could be limited.

We face risks associated with relying on third-party vendors for the manufacture, assembly and testing of our products.

We face significant risks associated with relying on third-party vendors, including:

- reduced ability to increase production and achieve acceptable yields on a timely basis;
- reduced control over delivery schedules and product quality;
- limited warranties on wafers or products supplied to us;
- limited ability to obtain insurance coverage for business interruptions related to contractors;
- increased exposure to potential misappropriation of our intellectual property;
- shortages of materials that foundries use to manufacture our products;
- labor shortages or labor strikes;
- political instability in countries where contractors are located; and
- actions taken by our subcontractors that breach our agreements

We do not have long-term supply contracts with our third-party manufacturing vendors and they may allocate capacity to other customers and may not allocate sufficient capacity to us to meet future demands for our products.

We currently do not have long-term supply contracts with any of our third-party contractors. As a result, none of our third-party contractors is obligated to perform services or supply products to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. Moreover, none of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet future demand for our products. We provide our foundry contractors with monthly rolling forecasts of our production requirements; however, the ability of each foundry to provide wafers to us is limited by the foundry's available capacity. Our foundry contractors use raw materials in the manufacture of wafers used to manufacture our products. To the extent our foundry contractors experience shortages of these wafers, we may be unable to obtain capacity as required. In addition, the price of our wafers will fluctuate based on changes in available industry capacity. Our foundry, assembly and test contractors may allocate capacity to the production of other companies' products while reducing deliveries to us on short notice or increasing the prices they charge us. These foundry, assembly and test contractors may reallocate capacity to other customers that are larger and better financed than us or that have long-term agreements or relationships with these foundries or assembly and test contractors, which would decrease the capacity available to us. Moreover, to the extent we decide to, or are required to, change contractors we will face risks associated with establishing new business relationships and processes capacity. To secure manufacturing capacity at our foundry, assembly and test suppliers we may be required to make substantial purchase commitments or prepayments in future periods or enter into agreements that commit us to purchase minimum quantities in order to secure capacity or to achieve favorable prices. While we currently do not have plans for long-term agreements with any of our suppliers, we may enter into such agreements in the future, which could reduce our cash flow and subject us to risks of excess inventory or service costs.

Failure to achieve expected manufacturing yields for existing and/or new products would reduce our gross margin and could adversely affect our ability to compete effectively.

We have experienced, and may again experience, manufacturing yields that were less than we had anticipated. Semiconductor manufacturing yields are a function of product design, which is developed largely by us, and process technology, which is typically developed by our third-party foundries. As low manufacturing yields may result from either design or process technology failures, yield problems may not be effectively determined or resolved until an actual product exists that can be analyzed and tested to identify sensitivities relating to the design processes used. As a result, yield problems may not be identified until well after the production process has begun. Any decrease in manufacturing yields could result in an increase in our manufacturing costs and decrease our ability to fulfill customer orders in a timely fashion. This could potentially have a negative impact on our revenue, our gross margin, our gross profit, and our customer relationships. The manufacturing yields for new products tend to be lower initially and increase as we achieve full production. The short product life cycles of our display drivers requires us to develop new products faster and to manufacture these products for shorter periods of time. In many cases, these shorter manufacturing periods will not reach the longer, higher volume manufacturing periods conducive to higher manufacturing yields and declining costs. We also face the risk of product recalls or product returns resulting from design or manufacturing defects that are not discovered during the manufacturing and testing process. A significant number of product returns due to a defect or recall could damage our reputation and result in our customers working with our competitors.

Use of our customized manufacturing process by our foundry contractors in connection with their manufacturing of our competitors' products could harm our business.

In an effort to increase yields and reduce manufacturing times, we have developed with our foundry contractors a customized version of the manufacturing process used for the fabrication of our drivers. While we have expended significant resources on the customization of this process, the process is not proprietary to us, and may be used by our foundry partners in the fabrication of semiconductors for their other customers. Any use of this customized manufacturing process for the manufacture of our competitors' products could harm our competitive position.

The semiconductor industry is highly cyclical, and our operating results may be negatively impacted by downturns in the general semiconductor industry.

Our business is impacted by the cyclical nature of the semiconductor industry. The semiconductor industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product cycles of both semiconductor companies and their customers and declines in general economic conditions. These downturns have been characterized by production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could significantly harm our sales, reduce our profitability or result in losses for a prolonged period of time. From time to time, the semiconductor industry also has experienced periods of increased demand and production capacity constraints. We may experience substantial changes in future operating results due to general semiconductor industry conditions, general economic conditions and other factors.

Any disruption to our operations or the operations of our foundry, assembly and test contractors resulting from earthquakes or other natural disasters could cause significant delays in the production or shipment of our products.

Our corporate headquarters are located in California. In addition, a substantial portion of our engineering operations and the third-party contractors that manufacture, assemble and test our drivers are located in the Pacific Rim. The risk of losses due to an earthquake in California and the Pacific Rim is significant due to the proximity to major earthquake fault lines. The occurrence of earthquakes or other natural disasters could result in disruption of our operations and the operations of our foundry, assembly and test contractors.

We rely on our key personnel to manage our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and successfully market our products could be harmed.

We believe that our future success depends in large part on our ability to attract and retain highly skilled managerial, engineering, sales and marketing personnel. Our future success will also depend on our ability to retain the services of our key personnel, developing their successors and effectively managing the transition of key roles when they occur. In November 2005, we hired Antonio Alvarez as our President and Chief Executive Officer, who will significantly influence the future direction and strategy of the Company. In addition, Dr. Steve Ahn, our founder and former CEO, and Daniel Hauck, our former Vice President of Worldwide Sales, left the Company in 2006. As a result, our success will depend in part on our ability to manage these management changes. Moreover, if we lose any of our key technical or senior management personnel, or are unable to fill key positions, our business could be harmed. There are a limited number of qualified technical personnel with significant experience in the design, development, manufacture, and sale of small panel display drivers, and we may face challenges hiring and retaining these types of employees. Our ability to expand our operations to meet corporate growth objectives depends upon our ability to hire and retain additional senior management personnel and qualified technical personnel in our product design team.

Our ability to compete will be harmed if we are unable to adequately protect our intellectual property.

We rely primarily on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect our intellectual property. These afford only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to obtain, copy or use information that we regard as proprietary, such as product design and manufacturing process expertise. As of December 31, 2006, we had six U.S. patent applications pending, twelve foreign patent applications pending and had been issued four U.S. patents and two Korea patents. In addition, Mondowave Inc., which we recently acquired, has filed approximately ten patent applications relating to its audio technology. Our pending patent applications and any future applications may not result in issued patents and any issued patents may not be sufficiently broad to protect our proprietary technologies. Moreover, policing any unauthorized use of our products is difficult and costly, and we cannot be certain that the measures we have implemented will prevent misappropriation or unauthorized use of our technologies, particularly in foreign jurisdictions where the laws may not protect our proprietary rights as fully as the laws of the United States. The enforcement of patents by others may harm our ability to conduct our business. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our

trade secrets or intellectual property. Our failure to effectively protect our intellectual property could harm our business.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Although we are not currently a party to legal action alleging our infringement of third-party intellectual property rights, in the future we may receive letters from various industry participants alleging infringement of patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

- stop selling products or using technology that contain the allegedly infringing intellectual property;
- pay damages to the party claiming infringement;
- attempt to obtain a license to the relevant intellectual property, which may not be available on reasonable terms or at all; and
- attempt to redesign those products that contain the allegedly infringing intellectual property.

In the future, the outcome of a dispute may be that we would need to develop non-infringing technology or enter into royalty or licensing agreements. We may also initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. We have agreed to indemnify certain customers for certain claims of infringement arising out of the sale of our products.

We have significant international activities and customers, and plan to continue such efforts, which subjects us to additional business risks including increased logistical complexity, political instability and currency fluctuations.

We are incorporated and headquartered in the United States, and we have international subsidiaries in Korea, the Cayman Islands and Hong Kong. We have engineering and sales personnel in Korea and sales and/or operations personnel in China, Hong Kong, Japan, and Taiwan. All of our revenue to date has been attributable to customers located outside of the United States. We anticipate that all or substantially all of our revenue will continue to be represented by sales to customers in Asia. In addition, we anticipate that any growth of our business will involve international locations, which may include locations in which the Company does not currently do business. Our international operations are subject to a number of risks, including:

- increased complexity and costs of managing international operations;
- protectionist and other foreign laws and business practices that favor local competition in some countries;
- difficulties in managing foreign operations, including cultural differences;
- difficulty in hiring qualified management, technical sales and applications engineers;
- inadequate local infrastructure;
- multiple, conflicting and changing laws, regulations, export and import restrictions, and tax schemes;
- potentially longer and more difficult collection periods and exposure to foreign currency exchange rate fluctuations; and
- political and economic instability.

Any of these factors could significantly harm our future sales and operations and, consequently, results of operations and financial condition.

Our inability to effectively manage growth in our operations may prevent us from successfully expanding our business.

We recently announced our intention to expand our operations to include LED driver and touch technology products. In addition, we also recently acquired Mondowave Inc., a developer of consumer audio products. As a result of these new ventures, we will increase the scope and complexity of our operations and expand our workforce. This growth will likely place a significant strain on our management personnel, systems and resources. In addition, we anticipate that we will continue to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We also will need to continue to expand, train, manage and motivate our workforce, manage multiple suppliers and greater levels of inventories. If we are unable to effectively manage our expanding operations, our business could be materially and adversely affected.

Difficulties in collecting accounts receivable could result in significant charges against income and the deferral of revenue recognition from sales to affected customers, which could harm our operating results and financial condition.

Our accounts receivable are highly concentrated and make us vulnerable to adverse changes in our customers' businesses and to downturns in the economy and the industry. In addition, difficulties in collecting accounts receivable or the loss of any significant customer could materially and adversely affect our financial condition and results of operations. As we seek to expand our customer base, it is possible that new customers may expose us to greater credit risk than our existing customers. Accounts receivable owed by foreign customers may be difficult to collect. We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. This allowance consists of an amount identified for specific customers and an amount based on overall estimated exposure. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required and we may be required to defer revenue recognition on sales to affected customers, which could adversely affect our operating results. We may have to record additional reserves or write-offs and/or defer revenue on certain sales transactions in the future, which could negatively impact our financial results.

We may need to raise additional capital, which might not be available or which, if available, may be on terms that are not favorable to us.

We believe our existing cash balances and cash expected to be generated from our operations will be sufficient to meet our working capital, capital expenditures and other needs for at least the next twelve months. In the future, we may need to raise additional funds, and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we issue equity securities to raise additional funds, the ownership percentage of our stockholders would be reduced, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we borrow money, we may incur significant interest charges, which could harm our profitability. Holders of debt would also have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise needed funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could harm our business, operating results and financial condition.

Our stock price is volatile, which could result in substantial losses for investors and significant costs related to litigation.

The trading price of our common stock is highly volatile. This could result in substantial losses for investors. The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. These factors include:

- quarterly variations in revenue or operating results;
- failure to meet the expectations of securities analysts or investors with respect to our financial performance;
- changes in financial estimates by securities analysts;

- announcements by us or our competitors of new product and service offerings, significant contracts, acquisitions or strategic relationships;
- publicity about our company or our products or our competitors;
- announcements by mobile handset manufacturers;
- actual or anticipated fluctuations in our competitors' operating results or changes in their growth rates;
- additions or departures of key personnel;
- the trading volume of our common stock;
- any future sales of our common stock or other securities; and
- stock market price and volume fluctuations of publicly-traded companies in general and semiconductor companies in particular.

Investors may be unable to resell their shares of our common stock at or above their purchase price. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities, such as the lawsuit filed against us in March 2005. This securities litigation, and any other such litigation, may result in significant costs and diversion of management's attention and resources, which could seriously harm our business and operating results.

Our principal stockholders have significant voting power and may influence actions that may not be in the best interests of our other stockholders.

We believe that our executive officers, directors and holders of 5% or more of our outstanding common stock, in the aggregate, beneficially own approximately 22% of our outstanding common stock as of March 1, 2007. As a result, these persons, acting together, may have the ability to exert substantial influence over matters requiring approval of our stockholders, including the election and removal of directors and the approval of mergers or other business combinations. This concentration of beneficial ownership could be disadvantageous to other stockholders whose interests are different from those of our executive officers and directors. For example, our executive officers and directors, acting together with stockholders owning a relatively small percentage of our outstanding stock, could delay or prevent an acquisition or merger even if the transaction would benefit other stockholders.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

We prepare our financial statements in conformity with accounting principles generally accepted in the United States. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results, and could affect the reporting of transactions completed before the announcement of a change. For example, on January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," which requires that we record compensation expense in our statement of operations for stock-based payments, such as employee stock options, using the fair value method. The adoption of this new standard had, and will continue to have, a significant effect on our reported earnings, and could adversely impact our ability to provide accurate guidance on our future reported financial results due to the variability of the factors used to estimate the values of stock-based payments. If factors change and we employ different assumptions in the application of SFAS No. 123(R) in future periods, the compensation expense that we record under SFAS No. 123(R) may differ significantly from what we have recorded in the current period, which could negatively affect our stock price.

If we fail to maintain the adequacy of our internal controls, our ability to provide accurate financial statements could be impaired and any failure to maintain our internal controls and provide accurate financial statements could cause our stock price to decrease substantially.

Section 404 of the Sarbanes-Oxley Act of 2002 requires our management to report on, and our independent registered public accounting firm to attest to, the effectiveness of our internal control structure and procedures for financial reporting. We have an ongoing program to perform the system and process evaluation and testing necessary to comply with these requirements. This legislation is relatively new and companies and accounting firms lack significant experience in complying with its requirements. As a result, we have incurred, and expect to continue to incur, increased expense and to devote significant management resources to Section 404 compliance. If in the future our chief executive officer, chief financial officer or independent registered public accounting firm determines that our internal control over financial reporting is not effective as defined under Section 404, investor perceptions of our company may be adversely affected and could cause a decline in the market price of our stock.

Anti-takeover provisions of our charter documents and Delaware law could prevent or delay transactions resulting in a change in control.

Provisions of our certificate of incorporation and bylaws and applicable provisions of Delaware law may make it more difficult for or prevent a third party from acquiring control of us without the approval of our board of directors. These provisions:

- establish a classified board of directors, so that not all members of our board may be elected at one time;
- set limitations on the removal of directors;
- limit who may call a special meeting of stockholders;
- establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings;
- prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- provide our board of directors the ability to designate the terms of and issue new series of preferred stock without stockholder approval.

These provisions may have the effect of entrenching our management team and may deprive shareholders of the opportunity to sell their shares to potential acquirors at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the price of our common stock.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our executive and administrative headquarters occupy approximately 11,840 square feet of a facility located in Sunnyvale, California, under a lease that expires in June 2010. In addition, we lease approximately 29,000 square feet in Korea under two leases, with expiration dates from February 2008 to June 2008. These facilities in Korea are used to house our primary engineering, as well as lab space and sales and administrative offices. We believe that our facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed to accommodate our foreseeable expansion of operations. For additional information regarding obligations under leases, see Note 4 of Notes to Consolidated Financial Statements under the subheading "Operating leases," which information is hereby incorporated by reference.

ITEM 3. *LEGAL PROCEEDINGS*

On March 2, 2005, a securities class action suit was filed in the United States District Court for the Northern District of California against Leadis Technology, Inc., certain of its officers and its directors. The complaint alleges the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making allegedly false and misleading statements in the Company's registration statement and prospectus filed on September 16, 2004 for our initial public offering. A similar additional action was filed on March 11, 2005. On April 20, 2005, the court consolidated the two

actions. The consolidated complaint seeks unspecified damages on behalf of a class of purchasers that acquired shares of our common stock pursuant to our registration statement and prospectus. The claims appear to be based on allegations that at the time of the IPO demand for the Company's OLED products was already slowing due to competition from one of its existing customers and that the Company failed to disclose that it was not well positioned for continued success as a result of such competition. On October 28, 2005, the Company and other defendants filed a Motion to Dismiss the lawsuit. By Order dated March 1, 2006, the Court granted defendants' Motion to Dismiss, with prejudice, and a judgment has been entered in favor of the Company and all other defendants. On or about March 28, 2006, the plaintiffs filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. The parties have filed their respective appellate briefs and the appeal is now pending.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Our common stock is listed on The NASDAQ Global Market under the symbol "LDIS." As of December 31, 2006, there were approximately 43 stockholders of record. Since many holders' shares are listed under their brokerage firms' names, we estimate the actual number of stockholders to be over 1,500.

The following table sets forth the high and low closing prices, for the periods indicated, for our common stock as reported by The NASDAQ Global Market:

	Fiscal Year 2006		Fiscal Year 2005	
	High	Low	High	Low
First Quarter	$5.78	$4.96	$10.50	$5.63
Second Quarter	6.29	4.81	8.16	5.41
Third Quarter	5.39	3.87	8.74	6.26
Fourth Quarter	5.14	3.84	6.94	4.87

No cash dividends were paid on our common stock in 2006 and 2005.

Use of Proceeds from the Sale of Registered Securities

On June 15, 2004, our registration statement on Form S-1 (Registration No. 333-113880) was declared effective for our initial public offering. As of December 31, 2006, we had invested the $76.5 million in net proceeds from the offering in money market funds, municipal bonds, commercial paper and government agency bonds. We intend to use these proceeds for general corporate purposes, including working capital, research and development, general and administrative expenses and capital expenditures. A portion of the proceeds were used to fund our recently announced acquisition of Mondowave Inc. We may also use a portion of the net proceeds to fund possible future investments in, or acquisitions of, complementary businesses, products or technologies or in establishing joint ventures.

Equity Compensation Plan Information

Information regarding our equity compensation plans will be contained in our definitive Proxy Statement with respect to our Annual Meeting of Stockholders, to be held on or about June 6, 2007, under the caption "Equity Compensation Plan Information" and is incorporated by reference in this report.

Stock Performance Graph

The graph below shows a comparison of the cumulative total shareholder return on our common stock with the cumulative total return on the NASDAQ Stock Market (U.S.) Index and the Philadelphia Semiconductor Index for the period from June 16, 2004 (the first trading date of our common stock) through December 31, 2006. The graph assumes $100 invested at the indicated starting date in our common stock and in each of the market indices, with the reinvestment of all dividends. We have not paid or declared any cash dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future. Shareholder returns over the indicated periods should not be considered indicative of future stock prices or shareholder returns.

COMPARISON OF CUMULATIVE TOTAL RETURN FOR THE PERIOD JUNE 16, 2004 THROUGH DECEMBER 31, 2006



ITEM 6. *SELECTED FINANCIAL DATA*

You should read the following selected consolidated financial and operating information for Leadis Technology together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors," and our audited consolidated financial statements and notes thereto included elsewhere in this annual report.

The selected consolidated balance sheet data as of December 31, 2006 and December 31, 2005 and the selected consolidated statements of operations data for each of the three years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements, which are included elsewhere in this annual report. The selected consolidated balance sheet data as of December 31, 2004, December 31, 2003 and December 31, 2002 and the selected consolidated statements of operations data for the years ended December 31, 2003 and 2002 have been derived from our audited consolidated financial statements not included in this annual report. Historical results are not necessarily indicative of the results to be expected in future periods.

On May 15, 2004, our board of directors approved, and on June 10, 2004 our stockholders approved, an amendment to our Amended and Restated Certificate of Incorporation to effect a 3 for 2 split of our common stock and preferred stock. All information related to common stock, preferred stock, options and warrants to purchase common or preferred stock and earnings per share included in these selected balance sheet data and selected consolidated statement of operations data has been retroactively adjusted to give effect to the stock split.

	Years Ended December 31,				
	2006	2005	2004	2003	2002
	(In thousands, except per share amounts)				
Consolidated Statement of Operations Data:					
Revenue	$101,208	$ 64,182	$150,250	$84,456	$ 7,893
Cost of sales(1)	88,506	50,197	97,725	54,305	6,781
Gross profit	12,702	13,985	52,525	30,151	1,112
Operating expenses:					
Research and development(1)	13,796	14,522	14,964	7,042	1,398
Selling, general and administrative(1)	14,785	12,766	8,545	3,538	1,493
Total operating expenses	28,581	27,288	23,509	10,580	2,891
Operating income (loss)	(15,879)	(13,303)	29,016	19,571	(1,779)
Interest and other income (expense), net	4,349	2,718	956	59	119
Net income (loss) before income taxes	(11,530)	(10,585)	29,972	19,630	(1,660)
Provision for income taxes	523	765	12,379	6,870	—
Net income (loss) before cumulative effect of change in accounting principle	(12,053)	(11,350)	17,593	12,760	(1,660)
Cumulative effect of change in accounting principle, net of tax(1)	142	—	—	—	—
Net income (loss)	$(11,911)	$(11,350)	$ 17,593	$12,760	$(1,660)
Basic net income (loss) per share before cumulative effect of change in accounting principle	$ (0.42)	$ (0.40)	$ 0.72	$ 0.62	$ (0.28)
Cumulative effect of change in accounting principle	0.01	—	—	—	—
Basic net income (loss) per share	$ (0.41)	$ (0.40)	$ 0.72	$ 0.62	$ (0.28)
Diluted net income (loss) per share before cumulative effect of change in accounting principle	$ (0.42)	$ (0.40)	$ 0.63	$ 0.55	$ (0.28)
Cumulative effect of change in accounting principle	0.01	—	—	—	—
Diluted net income (loss) per share	$ (0.41)	$ (0.40)	$ 0.63	$ 0.55	$ (0.28)
Weighted-average number of shares used in calculating basic net income (loss) per share	28,802	28,143	24,469	20,572	5,980
Weighted-average number of shares used in calculating diluted net income (loss) per share	28,802	28,143	27,817	23,130	5,980

(1) As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25. Amounts in 2006 include stock-based compensation expenses recorded under SFAS No. 123(R), and amounts in 2002 through 2005 include amortization of deferred stock-based compensation recorded under APB No. 25 as follows (in thousands):

	Years Ended December 31,				
	2006 (SFAS123R)	2005 (APB25)	2004 (APB25)	2003 (APB25)	2002 (APB25)
Cost of sales	$ 417	$ 97	$ 269	$ 26	$—
Research and development	$1,017	$ 794	$1,730	$692	$—
Selling, general and administrative	$3,232	$1,211	$2,492	$202	$—

	December 31,				
	2006	2005	2004	2003	2002
			(In thousands)		
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 62,697	$ 72,801	$ 45,012	$22,956	$ 8,685
Working capital	$109,310	$116,040	$124,351	$26,470	$12,138
Total assets	$140,729	$143,914	$154,815	$61,652	$16,501
Total debt	$ —	$ —	$ —	$ —	$ —
Redeemable convertible preferred stock	$ —	$ —	$ —	$14,300	$13,250
Stockholders' equity (deficit)	$114,037	$119,815	$127,106	$13,607	$ (147)

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Cautionary Statement

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying audited consolidated financial statements and notes included in this report. This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which include, without limitation, statements about the market for our technology, our strategy, competition, expected financial performance, and all information disclosed under Item 7 of this Part II. Any statements about our business, financial results, financial condition and operations contained in this Form 10-K that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "expects," "intends," "projects," or similar expressions are intended to identify forward-looking statements. Our actual results could differ materially from those expressed or implied by these forward-looking statements as a result of various factors, including the risk factors described under the heading "Risk Factors" and elsewhere in this report. We undertake no obligation to update publicly any forward-looking statements for any reason, except as required by law, even as new information becomes available or events occur in the future.

Overview

We design, develop and market analog and mixed-signal semiconductors that enable and enhance the features and capabilities of mobile and other consumer products. Our core products are color display drivers with integrated controllers, which are critical components in displays used in mobile consumer electronics device, but we have recently announced the expansion of our business into LED drivers. We began operations in 2000 and began commercially shipping our products in the third quarter of 2002. We focus on the design, development and marketing of our products and outsource all of the fabrication, assembly and testing of our products to outside subcontractors. We believe this concentrated focus enables us to provide our customers with critical time-to-market and product differentiation advantages.

We sell our semiconductor products to display module manufacturers, which incorporate our products into their display module subassemblies for mobile handset manufacturers and other consumer electronic devices. We currently generate all of our revenue from customers in Asia. Our sales are generally made pursuant to standard purchase orders that may be cancelled or the shipment dates may be delayed by the customer. We operate in one operating segment, comprising the design, development and marketing of mixed-signal semiconductors for small panel displays.

Although some of our products are suitable for use in other consumer electronic device markets, we have primarily focused on the mobile handset market. The mobile handset market is characterized by rapidly evolving technology, intense competition among a concentrated group of manufacturers, and continually changing consumer preferences. These factors result in the frequent introduction of new products, product life cycles that typically range from two to three years, continually evolving mobile handset specifications and significant price competition. To be successful, we must be able to introduce new products that satisfy the evolving technology and product specifications in an efficient and timely manner. Selling prices for our products and those of our competitors steadily decline during their life cycles. Therefore, if products do not enter commercial production on schedule their profitability declines significantly. In addition, in the past, mobile handset manufacturers have inaccurately forecast consumer demand, which has led to significant changes in orders to their component suppliers. We have experienced both increases and decreases in orders due to changes in demand and delays in production by our customers, often with limited advance notice, and we expect such order changes to occur in the future.

Total revenue was $101.2 million in 2006, an increase of 58% from $64.2 million in 2005. Unit shipments were 101.6 million in 2006, an increase of 110% as compared to 2005. Gross margin declined to 13% in 2006 as compared to 22% in 2005, due primarily to timing of new product introductions. Operating expenses increased 5% to $28.6 million in 2006 as compared to $27.3 million in 2005, as a result of adoption of SFAS No. 123(R) in 2006. Our net loss was $11.9 million in 2006 as compared to net loss of $11.4 million in 2005. Despite our net loss in 2006, our cash, cash equivalents and short-term investments remained flat as compared to the prior year end.

Our 2006 revenue was derived primarily from sales of color super twisted nematic, or CSTN, and thin film transistor, or TFT, display driver devices. Over the past few years the market has migrated to TFT devices at a time when we did not have sufficient competitive product offerings available to meet the changing market, which hurt our business. Our revenue improved in 2006 as compared to the prior year as we introduced newer versions of both CSTN and TFT devices in late 2005 and 2006 which generated stronger sales volumes. In spite of these sales increases, our net loss increased due to lower gross margins, as well as our operating expense increase resulting from adoption of SFAS No. 123(R). We are focusing our new product development efforts on TFT devices and innovative display technologies. We are also investing in new process technology efforts to enable us to design our newer products to a smaller die size, thereby reducing the manufacturing cost per unit. The timely introduction of new products with smaller die sizes is essential to improving gross margins on our products.

We currently expect 2007 sales to be lower than 2006 sales, resulting in a net loss for 2007. We did not generate sufficient 2006 design wins at high enough volumes to compensate for expected sales declines on legacy products. This reduction also reflects our transition to a greater focus on TFT product development rather than CSTN development. We believe TFT devices provide a better opportunity for long-term growth at gross margins above current levels, although we cannot assure you that we will successfully increase our revenue in TFT devices nor that we will be able to sell our products at higher margins. In the short-term, our transition away from CSTN devices will negatively impact total sales.

We are also moving some of our research and development focus into new product areas, including light-emitting diode, or LED, drivers, touch technology sensors and consumer audio applications. Our expansion into consumer audio is the result of our recently announced acquisition of Mondowave Inc. We believe this diversification provides us a better opportunity for long-term profitable growth. We cannot assure you that our development efforts in these areas will be successful.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of

assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. On an ongoing basis we re-evaluate our judgments and estimates including those related to uncollectible accounts receivable, inventories, income taxes, stock-based compensation, warranty obligations and contingencies. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We refer to accounting estimates of this type as "critical accounting estimates," which are discussed further below. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

In addition to making critical accounting estimates, we must ensure that our financial statements are properly stated in accordance with GAAP. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management's judgment in its application, while in other cases, management's judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions (e.g., stock-based compensation, depreciation methodology, etc.). We believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates: revenue recognition, the allowance for uncollectible accounts receivable, inventory valuation, warranty obligations, income taxes and stock-based compensation.

Revenue Recognition. We recognize revenue in accordance with Securities and Exchange Commission Staff Accounting Bulletin, or SAB, No. 104, "Revenue Recognition." SAB No. 104 requires that four basic criteria be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services have been rendered; (3) the price is fixed or determinable; and (4) collectibility is reasonably assured. To date, most of our sales were to large established companies based on purchase orders from these customers with minimal collectibility issues. Customer purchase orders are generally used to determine the existence of an arrangement. Shipping documents are used to verify delivery. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We assess collectibility based primarily on the credit worthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. Should changes in conditions cause management to determine these criteria will not be met for certain future transactions, revenue recognized for any reporting period could be adversely affected.

Allowance for Uncollectible Accounts Receivable. We perform credit evaluations of each of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon any specific customer collection issues we have identified and our best estimate of allowance requirements. While we have not experienced any significant credit losses to date, we may experience substantially higher credit loss rates in the future. Our accounts receivable are generally concentrated in a limited number of customers, and we expect them to remain concentrated in the future. We may increase our credit risk as we expand our limited customer base due to the credit worthiness of newer customers compared with our existing customers. Any significant change in the liquidity or financial position of any current or future customer could make it more difficult for us to collect our accounts receivable and require us to increase our allowance for doubtful accounts.

Inventory Valuation. We state our inventories at the lower of cost (computed on a first-in, first-out basis) or market. We record inventory reserves for estimated obsolescence or unmarketable inventories by comparing quantity on hand with forecasted future sales based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserve may be required. When analyzing inventory reserves, we take into consideration the quantity of inventory on hand as well as purchase commitments. We specifically reserve for lower of cost or market if pricing trends or forecasts indicate that the carrying value of our inventory exceeds its estimated selling price less the cost to dispose of inventory. The reserve is reviewed each period to ensure that it reflects changes in our actual experience. Once

inventory is written down, a new accounting basis is established and, accordingly, it is not written back up in future periods. Our inventory reserve requirements may change in future periods based on actual experience, the life cycles of our products or market conditions.

Warranty Obligations. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality assessment, our warranty obligation may be affected by future product failure rates, material usage and service delivery costs incurred in correcting a product failure. We regularly monitor product returns and maintain a reserve for warranty expenses based upon our historical experience and any specifically identified failures. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. This estimation process is based on historical experience of similar products as well as various other assumptions that we believe are reasonable under the circumstances. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

From time to time, we may be subject to additional costs related to warranty claims from our customers. If this occurs in a future period, we would make judgments and estimates to establish the related warranty liability, based on historical experience, communication with our customers, and various assumptions based on the circumstances. This additional warranty would be recorded in the determination of net income in the period in which the additional cost was identified.

Accounting for Income Taxes. We account for income taxes under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 109, "Accounting for Income Taxes." Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax basis of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income or tax strategies and to the extent we believe it is more likely than not that our deferred tax assets will not be recovered, we must establish a valuation allowance. We continually review our estimates related to our income tax obligations, and revise our estimates, if necessary. A revision in our estimates of our tax obligations will be reflected as an adjustment to our income tax provision at the time of the change in our estimates. Such a revision could materially impact our effective tax rate, income tax provision and net income. In addition, the calculation of our tax liabilities involves the inherent uncertainty in the application of complex tax laws. We record tax reserves for additional taxes that we estimate we may be required to pay as a result of potential examinations by tax authorities. If such payments ultimately prove to be unnecessary, the reversal of these tax reserves would result in tax benefits being recognized in the period we determine such reserves are no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

During 2006, we established a valuation allowance for our U.S. deferred tax assets. The valuation allowance was determined in accordance with the provisions of SFAS No. 109 which requires an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S in recent years represented sufficient negative evidence under SFAS No. 109 to require a full valuation allowance on the U.S. deferred tax assets. We intend to maintain a full valuation allowance in the U.S. until sufficient positive evidence exists to support the reversal.

Stock-Based Compensation. On January 1, 2006, we adopted SFAS No. 123(R), "Share-Based Payment," which addresses the accounting for stock-based payments transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of

the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 107 (SAB No. 107), which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stock Issued to Employees," and instead generally requires that such transactions be accounted for using a fair value based method and recognized on a straight-line basis for awards granted after January 1, 2006 over the vesting period of the award. We use the Black-Scholes option pricing model to determine the fair value of stock-based awards under SFAS No. 123(R), consistent with the approach previously used for our pro forma disclosures under SFAS No. 123, "Accounting for Share-Based Compensation." The Black-Scholes model requires various judgmental assumptions including estimating stock price volatility and expected life. Our computation of expected volatility is based on the historical volatility of our stock. The expected life is calculated using the simplified method allowed under SAB No. 107. In addition, stock-based compensation expense is recorded net of estimated forfeitures that are based on historical experience. If any of the assumptions used in the Black-Scholes model or forfeiture rate change significantly, stock-based compensation expense may differ materially in the future from that recorded in the current period, which could materially affect our financial results. We elected the modified prospective transition method as permitted under SFAS No. 123(R), and accordingly prior periods have not been restated to reflect the impact of SFAS No. 123(R). The modified prospective transition method requires that stock-based compensation expense be recorded for all new and unvested stock options that are expected to vest, and employee stock purchase plan activity, over the requisite service periods beginning on January 1, 2006, the first day of our fiscal year 2006.

Prior to adoption of SFAS No. 123(R), we accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board, or FASB, Interpretation, or FIN, No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and complied with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Under APB Opinion No. 25, compensation cost was recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. We used the Black-Scholes model to estimate the fair value. This model requires the use of highly subjective assumptions, including future stock price volatility and expected time until exercise, which greatly affect the fair value. We reviewed these assumptions periodically and modified them as conditions changed. We calculated our stock price volatility and compared with that of peer companies to determine the reasonableness of this variable. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force, or EITF, No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." We amortized deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, which is generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25.

Results of Operations

The following table summarizes the results of our operations as a percentage of total revenue for the three years ended December 31, 2006:

	Years Ended December 31,		
	2006	2005	2004
Total revenue	100%	100%	100%
Cost of sales	87%	78%	65%
Gross profit	13%	22%	35%
Operating expenses:			
Research and development	14%	23%	10%
Selling, general and administrative	15%	20%	6%
Total operating expenses	29%	43%	16%
Operating income (loss)	(16)%	(21)%	19%
Net income (loss)	(12)%	(18)%	12%

Total Revenue

	2006	2006 vs. 2005 Change	2005	2005 vs. 2004 Change	2004
			(In thousands)		
Total revenue	$101,208	58%	$64,182	(57)%	$150,250

Total revenue was $101.2 million in 2006, an increase of $37.0 million, or 58%, as compared to $64.2 million in 2005. We sold approximately 101.6 million units in 2006, which represented an increase of 110% compared to the approximately 48.5 million units we sold in 2005. The substantial year-to-year unit shipment growth indicates we recaptured market share over the past year, although at lower prices and in markets that are highly cost competitive. Our TFT sales in 2006 more than quadrupled and sales of CSTN devices increased significantly as compared to 2005. These increases were offset by a significant decline in OLED sales. Our average selling price in 2006 declined 25% from 2005. Display driver price is a function of technology, the maturity of the device sold and general industry conditions. The average selling price decline reflects our product sales predominantly into low-end mobile handsets. In addition, this average selling price decline is caused by an increase in lower priced STN sales as a percentage of total sales for the comparable periods. We have experienced general price declines across the display driver space over the past two years. We currently expect sales in 2007 to decrease as compared to 2006 sales, as we were unable to secure enough high volume design wins from 2006 product introductions to compensate for sales declines in older products. While new product introductions in the first half of 2007 may improve our sales outlook for the second half of 2007, we cannot assure you that these new introductions will occur timely, nor can we assure you that these new introductions will generate sufficient sales to offset declines on older products. We currently expect only modest revenue contributions from our new LED and audio product initiatives and no revenue contribution from touch technology product initiative in 2007.

Total revenue decreased $86.1 million, or 57%, in 2005 as compared to 2004. Approximately 48.5 million units were sold in 2005, a 13% decrease as compared to approximately 55.9 million units sold in 2004. The decline in revenue was primarily the result of the market transitioning from older 4K CSTN and OLED devices to newer 65K CSTN and TFT products at a time when we did not have sufficient competitive products available to meet the changing market. While we experienced growth in sales of 65K CSTN, TFT and monochrome STN devices in 2005, these increases were not sufficient to compensate for the significant declines in sales of 4K CSTN and OLED devices. Display driver price is a function of technology as well as the maturity of the device sold. Our average selling price in 2005 declined slightly more than half from 2004, reflecting overall price erosion in the display driver market due to competitive conditions, the technology mix in our products sold and a greater proportion of our sales from mature products in 2005.

Revenue by Customer

	% of Revenue for the Years Ended December 31,			% of Accounts Receivable at December 31,	
	2006	2005	2004	2006	2005
Samsung SDI	35%	42%	37%	16%	22%
TPO Displays Corp.**	31%	21%	53%	42%	29%
AU Optronics Corp.	21%	*	*	15%	13%
Rikei Corp.	*	*	*	17%	*
Hosiden Corp.	*	17%	*	*	*

* Less than 10%

** TPO Displays Corp. includes both Philips Mobile Display Systems and Toppoly Optoelectronics Corporation for all periods presented as a result of the merger of these companies in 2006.

Substantially all of our revenue in 2006, 2005 and 2004 has been generated from sales to a very small number of customers. Our largest customers have been AU Optronics Corporation, Hosiden Corporation, Samsung SDI Co. and TPO Displays Corporation, which collectively accounted for 87%, 80% and 90% of our revenue in 2006, 2005 and 2004, respectively. In the second quarter of 2006, Philips Mobile Display Systems merged with Toppoly Optoelectronics Corporation, another of our customers, to form TPO Displays Corp. As a result, sales to these two customers are combined under the name TPO Displays Corp. Revenue from Samsung SDI increased in 2006 as compared to 2005 due to increased demand for our STN products. Revenue from TPO Displays Corp. increased in 2006 as compared to 2005 reflecting the continued demand on TFT and CSTN devices. Revenue from Samsung SDI decreased in absolute dollars in 2005 compared to 2004 reflecting lower sales of our OLED products, partially offset by new demand for our STN products. Revenue from TPO Displays Corp. declined significantly in 2005 as compared to 2004, reflecting the product and technology transitions to newer generation TFT and CSTN devices.

We will likely experience shifts in our customer concentration in 2007 resulting from the ramping down of certain older programs and the ramp up of new programs at different customers, and consistent with customer shifts experienced in the past. For example, sales to Rikei Corporation, a Japanese distributor, increased in the fourth quarter of 2006 and are likely to continue to increase with the growth of several new programs at Japanese customers. We currently expect sales to Samsung SDI to decrease in 2007 with older STN and OLED programs declining. While we seek to add additional customers, we expect to remain reliant on a small number of customers for the foreseeable future. In addition, existing customers may reduce their demand, as has occurred in the past, which could cause period to period fluctuations between customers representing significant amounts of our revenue.

Revenue by Geography

The following table summarizes revenue by geographic region, based on the country in which the customer is located:

	Years Ended December 31,		
	2006	2005	2004
China	82%	55%	54%
Korea	8	32	42
Taiwan	4	13	4
Japan	6	—	—
Total revenue	100%	100%	100%

In 2006, all of our sales were invoiced in U.S. dollars. In 2005 and 2004, approximately 2% and 42% of our sales were invoiced in Korean won, respectively, and all other sales were invoiced in U.S. dollars.

Gross Profit

	2006	2006 vs. 2005 Change	2005	2005 vs. 2004 Change	2004
			(In thousands)		
Gross Profit	$12,702	(9)%	$13,985	(73)%	$52,525
% of Total revenue	13%		22%		35%

Gross profit decreased $1.3 million, or 9%, in 2006 as compared to 2005, due to the lack of sales volume of sufficient new products with higher gross margins to offset gross margin declines on older products. Gross margin decreased to 13% in 2006 from 22% in 2005. Our blended average selling price declined 25% in 2006, and our manufacturing cost declines were unable to keep pace with these price declines. Further, our recent new products were introduced later than originally planned, and therefore are competing with established product offerings from competitors that had already begun to experience price declines. We continue to rely on our sales of legacy products introduced more than one year ago. The products are designed and manufactured on older process technology, thereby impairing our gross margins. Die shrinks made possible by transitioning to newer process technology are essential to enable cost reductions in line with selling price reductions on mature products, and to enable more favorable gross margins on newly introduced products. Finally, we recorded a charge of $2.9 million to write down inventory and record purchase commitment reserves in 2006 due to inventory quantities on hand and ordered in excess of forecasted demand, which contributed to the higher cost of sales in 2006 as compared to 2005.

Gross profit in 2005, compared to 2004, decreased $38.5 million, or 73%, primarily due to revenue declines. Gross margin decreased to 22% in 2005, as compared to 35% in 2004, due to lower average selling prices as compared to the prior period, our mix of products sold and spreading our fixed costs over a smaller revenue base. The lower average selling prices resulted from competitive pricing pressure by handset makers that drove down component costs, including display drivers. In addition, a greater percent of our sales were of mature products, which generally had lower selling prices. Finally, with the significant decrease in revenue, our fixed costs were spread over a smaller revenue base, increasing these costs as a percent of sales. We recorded a charge of $1.9 million to write down inventory in 2005 due to inventory quantities on hand in excess of forecasted demand. The impact of the lower average selling prices was partially mitigated by reductions in wafer and test costs.

We seek to improve gross margin in future periods through the timely introduction of our new product offerings, although we cannot assure you that we will successfully introduce such products in a timely fashion or that such products will be accepted by the market at the prices required to improve our gross margin. For example, we previously established a goal to ship ten new products in volume during 2006, but only shipped seven new devices. This reduction in new product introductions negatively impacts our opportunity for revenue growth and margin improvement in future periods. We also seek to improve our gross margin through designing future products on newer process technology nodes, enabling us to reduce the die size and thereby reduce the cost per unit. We cannot assure you that we will be successful in designing new products, manufacturing these new products on new process technologies at sufficient yields to improve margins, nor that we will gain customer acceptance of such new devices.

Research and Development

	2006	2006 vs. 2005 Change	2005	2005 vs. 2004 Change	2004
			(In thousands)		
Research and development	$13,796	(5)%	$14,522	(3)%	$14,964
% of Total revenue	14%		23%		10%

Research and development expenses consist of costs related to development, testing, evaluation, masking revisions, compensation and related costs for personnel, occupancy costs and depreciation on research and development equipment. Research and development expenses include stock-based compensation expenses of $1.0 million, $0.8 million and $1.7 million in 2006, 2005 and 2004, respectively. All research and development

costs are expensed as incurred. Research and development expenses may fluctuate in future periods due to timing of wafer qualification costs as well as the timing and number of new products under development.

Research and development expenses declined $0.7 million, or 5%, and decreased as a percentage of revenue in 2006 as compared to 2005. The costs associated with pre-production wafer manufacturing and qualifying new products and processes decreased $2.6 million for the periods covered due to more efficient utilization and the timing of wafer qualification activities. Partially offsetting this decrease were increases of $1.1 million due to additional headcount and related infrastructure to support our new product development efforts, $0.3 million in depreciation expense on equipment and software purchased to assist in new product design, and $0.3 million in other expenses primarily related to consultant fees and facility rent expense. Wafer qualification costs are likely to fluctuate in future periods based on the timing of such activities.

Research and development expenses decreased $0.4 million, or 3%, in 2005 as compared to 2004. The decrease in research and development expenses was largely due to decreases in stock-based compensation expenses of $0.9 million. Additionally, we reduced wafer process fees by $0.7 million, costs associated with qualifying new products and processes by $0.5 million and costs of test wafers and mask sets by $0.4 million. These reductions were due to more efficient wafer qualification activities. These decreases were partially offset by an increase of $1.7 million associated with increased headcount and related infrastructure expenses during 2005, to support our business plan and pursue growth opportunities, and an increase of $0.4 million due to higher depreciation expense on equipment and software purchased to assist in new product design.

We currently expect research and development expenses to increase during 2007 as we focus on both new product design and new process technology efforts. Our research and development spending will support new initiatives in the LED and touch technology markets, as well as the recently announced acquisition of Mondowave Inc.

Selling, General and Administrative

	2006	2006 vs. 2005 Change	2005	2005 vs. 2004 Change	2004
			(In thousands)		
Selling, general and administrative ...	$14,785	16%	$12,766	49%	$8,545
% of Total revenue	15%		20%		6%

Selling, general and administrative expenses consist primarily of compensation and related costs of personnel in general management, sales, finance and information technology, as well as outside legal and accounting costs. Selling, general and administrative expenses include stock-based compensation expenses of $3.2 million, $1.2 million and $2.5 million in 2006, 2005 and 2004, respectively.

Selling, general and administrative expenses in 2006 increased by $2.0 million, or 16%, but decreased as a percentage of revenue compared to 2005. The increase in absolute dollars was primarily due to the $2.0 million increase in stock-based compensation expenses. Approximately $0.8 million of the increase in selling, general and administrative expense was related to additional headcount and infrastructure costs to support our long-term growth prospects. This increase was partially offset by a decrease of $0.8 million in consulting and accounting costs resulting from less outside consulting work related to our second year of compliance with Section 404 of the Sarbanes-Oxley Act of 2002.

Selling, general and administrative expenses in 2005 increased $4.2 million, or 49%, compared with 2004, despite our significant revenue decrease. Approximately $3.3 million of the increase was due to additional headcount and related infrastructure to support our long-term growth prospects. Consulting costs, primarily related to compliance with Section 404 of the Sarbanes-Oxley Act of 2002, increased approximately $1.0 million. An additional $1.2 million of the increase was due to legal, accounting and insurance costs incurred as a public company. Accounting costs in particular increased due to higher audit fees in connection with compliance with Section 404 of the Sarbanes-Oxley Act. Legal cost increases resulted from the securities class action lawsuit. Partially offsetting these increases was a decrease in stock-based compensation of $1.3 million. The increase in expenses in 2005 was also the result of being a public company for the entire year compared to only six months in 2004.

We currently expect selling, general and administrative expenses to increase during 2007, primarily due to headcount increases in sales and marketing in support of our new LED, audio and touch technology product initiatives.

Interest and Other Income (Expense), net

	2006	2006 vs. 2005 Change	2005	2005 vs. 2004 Change	2004
		(In thousands)			
Interest and other income (expense), net. . .	$4,349	60%	$2,718	184%	$956

Interest and other income (expense), net in 2006 increased $1.6 million as compared to 2005. We earned interest income of $4.8 million and $3.0 million in 2006 and 2005, respectively. The higher interest in 2006 reflects significantly higher average interest rates offset by a slightly lower average cash and investment balance.

Interest and other income (expense), net in 2005 was up $1.8 million, or 184%, compared to 2004. We earned $2.1 million higher interest income in 2005 as compared to 2004 primarily due to higher average cash balances from the proceeds of our initial public offering and secondarily due to higher average interest rates in 2005. We incurred foreign currency transaction losses of approximately $0.4 million in 2005 and foreign currency transaction gains of approximately $0.4 million in 2004. We initiated hedging contracts in the second quarter of 2004 to minimize exposure to foreign currency fluctuations in future periods and hedge the majority of our foreign currency exposure.

Provision for Income Taxes

	2006	2006 vs. 2005 Change	2005	2005 vs. 2004 Change	2004
			(In thousands)		
Provision for income taxes	$523	(32)%	$765	(94)%	$12,379
Effective tax rate	(5)%		(7)%		41%
% of Total revenue	1%		1%		8%

Provision for income taxes was $0.5 million and $0.8 million in 2006 and 2005, respectively, representing effective tax rates of (5)% and (7)%, respectively. Although we incurred cumulative losses in both 2006 and 2005, we are subject to taxes in the various countries where we operate, therefore our effective tax rate is dependent on the mix of activities by country. Our net losses include stock-based compensation expense of $4.7 million in 2006 and $2.1 million in 2005. The stock-based compensation expense for international employees is generally nondeductible based on tax rules in the countries where these employees reside. In addition, stock-based compensation expense on incentive stock options issued to U.S. employees is generally nondeductible. These nondeductible expenses result in a higher tax rate for the Company. These charges increased our effective tax rate approximately 8% in 2006 and 7% in 2005. Our tax rate for 2006 is not indicative of the rate we would expect on a consolidated basis if we generated consolidated net income. Our tax provision for 2006 includes a valuation allowance recorded against our net U.S. deferred tax assets of $0.6 million. We believe that the uncertainty regarding realization of U.S. deferred tax assets is such that it is appropriate to apply this valuation allowance.

The provision for income taxes in 2005 decreased compared to 2004 in both absolute dollars and in the effective tax rate. The decrease in absolute dollars in provision for income taxes was due to our pre-tax loss in 2005, as compared to higher pre-tax income in 2004. Although we incurred cumulative losses in 2005, we are subject to taxes in the various countries where we operate, therefore, our effective tax rate is dependent on the mix of activities by country. The significant decrease in stock-based compensation expenses in 2005, as compared to 2004, also contributed to the reduction of effective tax rates in 2005. These charges unfavorably impacted our effective tax rate approximately 7% for 2005 and 5% for 2004.

Liquidity and Capital Resources

Since our inception, we have financed our operations primarily through sales of equity securities and through cash generated from operations. Working capital decreased from $124.4 million at December 31, 2004 to

$116.0 million at December 31, 2005 and $109.3 million at December 31, 2006 due primarily to our net losses in 2005 and 2006. Cash, cash equivalents and short-term investments at December 31, 2006 were $106.5 million.

Net cash used in operating activities was $53,000 and $0.5 million for 2006 and 2005, respectively. We incurred a net loss of $11.9 million in 2006, compared to net loss of $11.4 million in 2005. For 2006, cash used in operating activities was favorably impacted by a decrease in inventory of $4.1 million and an increase in accounts payable of $1.8 million, as well as non-cash charges to stock-based compensation expense of $4.7 million and inventory and purchase commitment reserves of $2.9 million. These favorable impacts were offset by an increase in accounts receivable of $2.6 million.

Accounts receivable increased $2.6 million in 2006, but decreased $15.8 million in 2005. The increase in 2006 and the decrease in 2005 correspond to the increases and decreases in revenue in the corresponding periods. Additionally, payment terms vary by customer and our receivable balance fluctuates with changes in our customer mix. Our days sales outstanding were 66 at December 31, 2006 and 63 at December 31, 2005. We expect days sales outstanding typically to range from 60 to 90 days.

Inventory excluding reserves decreased by $4.1 million in 2006 and increased by $8.9 million in 2005. The decrease in 2006 reflects a slowdown in inventory production in the fourth quarter due to anticipated reductions in sales volume in the first quarter of 2007. The increase in 2005 reflects a broader product portfolio than in the prior year, requiring us to maintain a larger inventory balance, as well as sales volumes anticipated for the first quarter of 2006. Some of our customers have less visibility into future ordering patterns, requiring us to maintain larger inventory balances to meet greater swings in order demand. We increased inventory late in 2005 for specific TFT market opportunities, with certain of these programs delayed by key customers. Due to the significant decrease in net inventory in 2006 as compared to 2005, our annualized inventory turns increased to 12.6 in the fourth quarter of 2006 as compared to 5.6 in the fourth quarter of 2005. To effectively manage inventory volumes, we must carefully monitor forecasted sales by device due to the relatively long manufacturing process for semiconductors and risk of obsolescence in a rapidly evolving industry. We cannot assure you that we will effectively manage our inventory balances to minimize obsolescence and meet rapidly changing customer demand, and any failure to effectively manage inventory could harm our revenues and profitability.

Accounts payable and accrued liabilities increased $1.5 million in 2006 and decreased $3.4 million in 2005, respectively. The increase in 2006 was the result of timing of vendor payments. The decrease in 2005 reflects lower inventory purchasing in 2005 as compared to 2004, as we experienced substantially lower sales volume in 2005.

Net cash used in investing activities was $11.4 million for the year ended December 31, 2006, compared to net cash provided by investing activities of $27.8 million for the year ended December 31, 2005. Sales or maturities of available for sale securities, net of purchases of available for sale securities, were $(9.8) million and $29.9 million in 2006 and 2005, respectively. In each case this reflects changes in our investment portfolio based on interest rate trends, with an increase in cash equivalents in 2005 in a rising interest rate market, and lengthening the maturities of our investment portfolio in 2006 as interest rate increases subside. Cash, cash equivalents and short-term investment balances may fluctuate significantly in future quarters as we manage our investment mix. All investments comply with our corporate investment policy, with our primary objective being the preservation of principal while maximizing income without significantly increasing risk. We closely monitor the investment yield curve and may in the future invest more of our cash in securities classified as short-term investments rather than cash equivalents. We used cash of $1.6 million in 2006 and $2.1 million in 2005 for the purchase of property and equipment, primarily for equipment and software for our design engineers and secondarily for furniture and leasehold improvements for our worldwide facilities.

Net cash provided by financing activities was $0.9 million for the year ended December 31, 2006 and $0.7 million for the year ended December 31, 2005, primarily due to proceeds from issuance of our common stock under our stock option and stock purchase plans.

In order to secure key future design wins, we may be required to increase our inventory balances so we can meet rapid increases in product demand from our customers. For example, in 2006 we initiated sales to a customer through a hub, whereby inventory is shipped to a third-party warehouse near the customer's manufacturing site and pulled by the customer when required for manufacturing. We invoice the customer when the customer pulls the inventory from the

hub. This arrangement, and any similar future arrangements, could significantly increase our inventory balances and create short-term decreases in cash flow due to the longer period between inventory purchase and customer payment.

We recently announced our entrance into the LED driver business as well as engineering activities on touch technology that may generate products for evaluation during 2007. On March 1, 2007, we announced the acquisition of all of the outstanding shares of Mondowave Inc. for $8 million in cash. We also agreed to pay certain cash bonuses to Mondowave employees joining Leadis in future periods for retention and earn out performance goals. As a result, this transaction will negatively impact our cash flow. These new activities are expected to negatively impact cash flow, initially from additional engineering activities in these areas. We may also increase our inventory levels to maintain quantities of new products on hand for new customer activity in these businesses.

In January 2007, our Board of Directors approved a program to repurchase up to 2.5 million shares of our common stock through December 31, 2007. Purchases may be made at management's discretion from time to time in open market transactions at prevailing prices or through privately negotiated transactions, as conditions permit. While we cannot assure you that any or all of the shares authorized for repurchase will be purchased, our cash flow will be negatively impacted if and to the extent shares are purchased.

We believe that our cash and cash equivalent balances and cash expected to be generated from operations will be sufficient to fund our operations for at least the next twelve months, including potential cash requirements for wafer, assembly or test prepayments or possible inventory increases discussed above. Significant financial requirements, such as the acquisition of another company or research and development efforts in a new technology or business, may result in increased expenses and the need for additional cash to fund these new requirements as well as our ongoing business activities. We continue to evaluate potential strategic acquisitions of all or part of another company. If needed, we would seek to obtain equity or debt financing to fund these activities. We cannot assure you that equity or debt financing will be available when needed or, if available, that the financing will be on terms satisfactory to us and not dilutive to our then-current stockholders. We currently have no plans that would require us to seek additional cash.

Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of implementing SFAS No. 159 on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that we quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB No. 108 is effective as of the end of our 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. This new pronouncement had no impact on our 2006 financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact, if any, of adopting SFAS No. 157 on our financial statements.

In July 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Income Tax Uncertainties." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements

of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact, if any, of adopting the provisions of FIN 48 on our financial position and results of operations.

In March 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-03 (EITF No. 06-03), "How taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That is Gross versus Net Presentation)". We are required to adopt the provisions of EITF No. 06-03 beginning our fiscal year 2007. We do not expect the provisions of EITF No. 06-03 to have a significant impact on our results of operations.

Contractual Obligations

Purchase obligations are comprised of orders for materials and services to build our inventory. We depend entirely upon subcontractors to manufacture our silicon wafers and provide assembly and test services. Due to lengthy subcontractor lead times, we must order materials and services from these subcontractors well in advance of required delivery dates, and we are obligated to pay for them in accordance with the payment terms. We expect to receive and pay for substantially all inventory purchased under these purchase obligations within the next three months.

The following sets forth our commitments to settle contractual obligations in cash as of December 31, 2006 (in thousands):

	Payments Due by Period				
	Total	Less Than 1 Year	1-3 Years	4-5 years	More Than 5 Years
Operating lease obligations	$ 2,229	$ 1,190	$1,039	$ —	$ —
Purchase obligations	12,776	12,776	—	—	—
Total	$15,005	$13,966	$1,039	$ —	$ —

Off-Balance-Sheet Arrangements

As of December 31, 2006, we had no off-balance-sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk. Our investment portfolio currently consists of money market funds, municipal and corporate bonds, commercial paper, auction rate securities and U.S. government agency bonds. Our primary objective with this investment portfolio is to invest available cash while preserving principal and meeting liquidity needs. In accordance with our investment policy, we place investments with high credit quality issuers and limit the amount of credit exposure to any one issuer. These securities, which approximated $93.9 million as of December 31, 2006, and have a weighted average interest rate of approximately 5%, are subject to interest rate risks. However, based on the liquidity of our investments, we believe that if a significant change in interest rates were to occur, it would not have a material effect on our financial condition.

Foreign Currency Exchange Risk. We engage in international operations and transact business in various foreign countries, primarily China, Korea, Singapore and Taiwan. Activities with our manufacturing partners located in Singapore and Taiwan are denominated in U.S. dollars. All of our 2006 sales invoices were denominated in U.S. dollars. Our foreign currency exchange risk is primarily associated with settlement of our intercompany accounts with our Korean subsidiary. We record intercompany transactions related to activities performed in Korea on behalf of the U.S. parent. These transactions are recorded in U.S. dollars. These intercompany balances are generally reimbursed within 75 to 90 days. Our Korean subsidiary carries the foreign currency exchange risk on these U.S. dollar denominated transactions. We enter into foreign exchange contracts to minimize this exchange rate risk and expect to hedge at least 70% of our foreign exchange transaction exposure in future periods. To date, the foreign currency transactions and exposure to exchange rate volatility have not been significant. Our policy is to enter into foreign exchange contracts only when an associated underlying foreign currency exposure exists. We cannot assure you that foreign currency risk will not cause a material impact to our financial position, results of operations or cash flows in the future.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Leadis Technology, Inc.:

We have completed integrated audits of Leadis Technology, Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)1 present fairly, in all material respects, the financial position of Leadis Technology, Inc. and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Annual Report on Internal Control Over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control — Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable

assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 12, 2007

LEADIS TECHNOLOGY, INC.

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 62,697	$ 72,801
Short-term investments	43,845	34,077
Accounts receivable, net	17,399	14,775
Inventories	7,024	13,075
Prepaid taxes and deferred tax assets	3,087	3,643
Prepaid expenses and other current assets	1,411	1,050
Total current assets	135,463	139,421
Property and equipment, net	4,160	3,505
Other assets	1,106	988
Total assets	$140,729	$143,914
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 19,623	$ 17,781
Taxes payable	2,342	2,330
Deferred margin	383	331
Other accrued liabilities	3,805	2,939
Total current liabilities	26,153	23,381
Other noncurrent liabilities	539	718
Total liabilities	26,692	24,099
Commitments (Note 4)		
Stockholders' equity:		
Preferred stock: $0.001 par value; 5,000,000 shares authorized and 0 shares issued and outstanding at December 31, 2006 and 2005	—	—
Common stock: $0.001 par value; 120,000,000 shares authorized and 29,306,230 shares issued and outstanding at December 31, 2006; 120,000,000 shares authorized and 28,492,148 shares issued and outstanding at December 31, 2005	29	28
Additional paid-in capital	107,853	103,674
Deferred stock-based compensation	—	(1,196)
Accumulated other comprehensive income	1,228	471
Retained earnings	4,927	16,838
Total stockholders' equity	114,037	119,815
Total liabilities and stockholders' equity	$140,729	$143,914

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,		
	2006	2005	2004
	(In thousands, except per share data)		
Revenue	$101,208	$ 64,182	$150,250
Cost of sales(1)	88,506	50,197	97,725
Gross Profit	12,702	13,985	52,525
Research and development expenses(1)	13,796	14,522	14,964
Selling, general and administrative expenses(1)	14,785	12,766	8,545
Total operating expenses	28,581	27,288	23,509
Operating income (loss)	(15,879)	(13,303)	29,016
Interest and other income (expense), net	4,349	2,718	956
Net income (loss) before income taxes	(11,530)	(10,585)	29,972
Provision for income taxes	523	765	12,379
Income (loss) before cumulative effect of change in accounting principle	(12,053)	(11,350)	17,593
Cumulative effect of change in accounting principle, net of tax(1)	142	—	—
Net income (loss)	$(11,911)	$(11,350)	$ 17,593
Basic net income (loss) per share before cumulative effect of change in accounting principle	$ (0.42)	$ (0.40)	$ 0.72
Cumulative effect of change in accounting principle	0.01	—	—
Basic net income (loss) per share	$ (0.41)	$ (0.40)	$ 0.72
Diluted net income (loss) per share before cumulative effect of change in accounting principle	$ (0.42)	$ (0.40)	$ 0.63
Cumulative effect of change in accounting principle	0.01	—	—
Diluted net income (loss) per share	$ (0.41)	$ (0.40)	$ 0.63
Weighted-average number of shares used in calculating net income (loss) per share			
Basic	28,802	28,143	24,469
Diluted	28,802	28,143	27,817

(1) As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25. Amounts in 2006 include stock-based compensation expenses recorded under SFAS No. 123(R), and amounts in 2005 and 2004 include amortization of deferred stock-based compensation recorded under APB No. 25 as follows (in thousands):

	Years Ended December 31,		
	2006 (SFAS123R)	2005 (APB 25)	2004 (APB 25)
Cost of sales	$ 417	$ 97	$ 269
Research and development expenses	1,017	794	1,730
Selling, general and administrative expenses	3,232	1,211	2,492

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,		
	2006	2005	2004
		(In thousands)	
Cash flows from operating activities:			
Net income (loss)	$(11,911)	$(11,350)	$ 17,593
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,229	783	325
Net (gain) loss on disposal or sale of fixed assets	(2)	21	13
Provision for excess and obsolete inventory	2,859	1,888	3,461
Deferred tax provision (benefits)	(4)	1,912	(1,137)
Cumulative effect of change in accounting principle	(142)	—	—
Stock-based compensation expense	4,666	2,102	4,491
Tax benefit from exercise of options and warrants	(98)	1,199	—
Changes in current assets and liabilities:			
Accounts receivable	(2,626)	15,764	(1,372)
Inventory	4,111	(8,854)	(3,576)
Prepaid taxes	327	(131)	(3,172)
Prepaid expenses and other assets	(296)	(182)	(682)
Accounts payable	1,792	(2,748)	(4,671)
Accrued and other liabilities	(284)	(622)	121
Taxes payable	274	(543)	(1,408)
Deferred margin	52	224	(380)
Net cash provided by (used in) operating activities	(53)	(537)	9,606
Cash flows from investing activities:			
Purchases of available for sale securities	(43,834)	(33,880)	(89,589)
Sales or maturity of available for sale securities	34,066	63,763	25,601
Restricted cash	—	—	1,500
Purchase of property and equipment	(1,605)	(2,131)	(1,273)
Net cash provided by (used in) investing activities	(11,373)	27,752	(63,761)
Cash flows from financing activities:			
Proceeds from initial public offering, net of issuance costs	—	—	76,492
Issuance of common stock under stock plans	754	701	127
Receipt of common stock subscription and stockholder note receivable	—	—	119
Excess tax benefit from employee stock option plans	98	—	—
Net cash provided by financing activities	852	701	76,738
Effect of exchange rate changes on cash and cash equivalents	470	(127)	(527)
Net increase (decrease) in cash and cash equivalents	(10,104)	27,789	22,056
Cash and cash equivalents at beginning of year	72,801	45,012	22,956
Cash and cash equivalents at end of year	$ 62,697	$ 72,801	$ 45,012
Supplemental disclosures:			
Total taxes paid	$ 844	$ 2,513	$ 19,077

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Notes Receivable from Stockholders	Deferred Stock-based Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity	Comprehensive Income (Loss)
	Shares	Amount	Shares	Amount							
							(In thousands)				
Balance at December 31, 2003	—	$—	8,918	$ 9	$ 6,677	$(119)	$(3,592)	$ 37	$ 10,595	$ 13,607	
Net income	—	—	—	—	—	—	—	—	17,593	17,593	$ 17,593
Currency translation adjustment, net of tax	—	—	—	—	—	—	—	404	—	404	404
Unrealized loss on investments, net of tax	—	—	—	—	—	—	—	(27)	—	(27)	(27)
Comprehensive income										—	$ 17,970
Deferred stock-based compensation	—	—	—	—	4,235	—	(4,235)	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	4,491	—	—	4,491	
Conversion of preferred stock to common stock	—	—	12,310	12	14,288	—	—	—	—	14,300	
Proceeds from initial public offering, net of issuance costs of $7,508	—	—	6,000	6	76,486	—	—	—	—	76,492	
Exercise of warrants	—	—	352	—	—	—	—	—	—	—	
Exercise of common stock options	—	—	445	1	126	—	—	—	—	127	
Repayment of shareholder note	—	—	—	—	—	119	—	—	—	119	
Balance at December 31, 2004	—	—	28,025	28	101,812	—	(3,336)	414	28,188	127,106	
Net loss	—	—	—	—	—	—	—	—	(11,350)	(11,350)	$(11,350)
Currency translation adjustment, net of tax	—	—	—	—	—	—	—	104	—	104	104
Unrealized loss on investments, net of tax	—	—	—	—	—	—	—	(47)	—	(47)	(47)
Comprehensive loss											$(11,293)
Deferred stock-based compensation	—	—	—	—	(38)	—	38	—	—	—	
Amortization of deferred stock-based compensation	—	—	—	—	—	—	2,102	—	—	2,102	
Exercise of common stock options	—	—	363	—	113	—	—	—	—	113	
Issuance of common shares under stock purchase plan	—	—	104	—	588	—	—	—	—	588	
Tax benefits realized from warrant exercises	—	—	—	—	1,199	—	—	—	—	1,199	
Balance at December 31, 2005	—	—	28,492	28	103,674	—	(1,196)	471	16,838	119,815	
Net loss	—	—	—	—	—	—	—	—	(11,911)	(11,911)	$(11,911)
Currency translation adjustment, net of tax	—	—	—	—	—	—	—	664	—	664	664
Unrealized gain on investments, net of tax	—	—	—	—	—	—	—	93	—	93	93
Comprehensive loss											$(11,154)
Elimination of deferred stock-based compensation upon adoption of SFAS No. 123(R)	—	—	—	—	(1,196)	—	1,196	—	—	—	
Cumulative effect of change in accounting principle, net of tax	—	—	—	—	(142)	—	—	—	—	(142)	
Stock-based compensation	—	—	—	—	4,666	—	—	—	—	4,666	
Exercise of common stock options	—	—	683	1	216	—	—	—	—	217	
Issuance of common shares under stock purchase plan	—	—	131	—	537	—	—	—	—	537	
Tax benefits realized from employee stock option plans	—	—	—	—	98	—	—	—	—	98	
Balance at December 31, 2006	—	$—	29,306	$29	$107,853	$ —	$ —	$1,228	$ 4,927	$114,037	

The accompanying notes are an integral part of these consolidated financial statements.

LEADIS TECHNOLOGY, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Nature of Operations

We design, develop and market mixed-signal semiconductors that enable and enhance the features and capabilities of small panel displays. Our core products are color display drivers with integrated controllers, which are critical components in displays used in mobile consumer electronics devices. We began operations in 2000 and began commercially shipping our products in the third quarter of 2002. We focus on design, development and marketing of our products and outsource all of our semiconductor fabrication, assembly and test, which enables us to reduce the capital requirements of our business. We primarily focus on the mobile handset market, but some of our products are suitable for use in other consumer electronic device markets. We completed our initial public offering in June 2004, with net proceeds of approximately $76.5 million. We are incorporated in the state of Delaware.

Note 2. Summary of Significant Accounting Policies

The audited consolidated financial statements include the accounts of Leadis Technology and all of our subsidiaries. Intercompany transactions and balances have been eliminated in consolidation.

Basis of presentation

Certain prior year amounts in the consolidated financial statements and the notes thereto have been reclassified where necessary to conform to the year ended December 31, 2006.

Use of estimates

Our audited consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. On an ongoing basis we re-evaluate our judgments and estimates including those related to uncollectible accounts receivable, inventories, income taxes, stock-based compensation, warranty obligations and contingencies. Actual results could differ from those estimates, and material effects on our operating results and financial position may result.

Foreign currency translation

Our Korean subsidiary uses its local currency as its functional currency. Our other subsidiaries use the U.S. dollar as their functional currency. Assets and liabilities of our Korean operations are translated into U.S. dollars at current rates of exchange, and revenue and expenses are translated using average rates. Gains and losses from foreign currency translation are included as a separate component of stockholders' equity. Foreign currency transaction gains and losses are included as a component of interest and other income (expense), net, in our consolidated statements of operations.

Foreign exchange contracts

We purchase forward contracts to hedge the risks associated with U.S. dollar denominated assets and liabilities held by our Korean subsidiary and inventory purchases made in yen from suppliers in Japan. We record our forward contracts at fair value. The gains and losses on these contracts are substantially offset by transaction gains and losses on the underlying balances being hedged. Aggregate net foreign exchange gains and losses on these hedging

transactions and foreign currency remeasurement gains and losses are included in interest and other income (expense), net, in our consolidated statements of operations. We do not hedge foreign currency translation exposure.

Cash, cash equivalents and short-term investments

We invest our cash, cash equivalents and short-term investments through various banks and investment banking institutions. All short-term investments are classified as available for sale. We consider all highly liquid investments with an original maturity of 90 days or less at the date of purchase to be cash equivalents. Short-term investments generally consist of highly liquid securities with original maturities in excess of 90 days. Short-term investments consist of a diversified portfolio of municipal bonds, commercial paper, corporate bonds and U.S. government agency bonds with maturities less than one year or greater than one year but specifically identified to fund current operations. All investments are classified as available for sale. We do not hold or issue financial instruments for trading purposes. Such investments are carried at fair value with unrealized gains and losses net of related tax effects, reported within accumulated other comprehensive income (loss).

Risks and uncertainties and concentrations of credit risk

Our products are currently manufactured, assembled and tested by third party contractors in Asia. We do not have long-term agreements with these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of our products for a substantial period of time, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. We place our cash primarily in checking and money market accounts or with professional investment managers. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. We have not experienced any losses on deposits of our cash and cash equivalents.

We perform ongoing credit evaluations of each of our customers and adjust credit limits based upon payment history and the customer's credit worthiness, as determined by our review of their current credit information. We regularly monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical experience and any specific customer collection issues we have identified.

Inventory valuation

We state our inventories at the lower of cost (computed on a first-in, first-out basis) or market. We record inventory reserves for estimated obsolescence or unmarketable inventories based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those expected by management, additional inventory reserves may be required. We specifically reserve for lower of cost or market if pricing trends or forecasts indicate that the carrying value of our inventory exceeds its estimated selling price less the cost to dispose of inventory. The reserve is reviewed each period to ensure that it reflects changes in our actual experience. Once inventory is written down, a new accounting basis has been established and, accordingly, it is not written back up in future periods. Our inventory reserve requirements may change in future periods based on actual experience, the life cycles of our products or market conditions.

In addition, we evaluate a liability for purchase commitments with contract manufacturers and suppliers for quantities in excess of our future demand forecasts consistent with our allowance for inventory. As of December 31, 2006, the liability for these adverse purchase commitments was $0.9 million and was included in other accrued liabilities.

Revenue recognition

We recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sale price is fixed or determinable and collectibility is reasonably assured. Direct sales to customers are recognized upon shipment of product, at which time legal title and risk of loss is transferred to our customers. For sales to distributors, we defer recognition of revenue and cost of sales until the distributor has resold the products to their end customer, as we are not able to reliably estimate the returns or credits.

Warranty accrual

We provide for the estimated cost of product warranties at the time revenue is recognized. We regularly monitor product returns and maintain a warranty accrual based upon our historical experience and any specifically identified failures. The estimation process for new products is based on historical experience of similar products as well as various other assumptions that we believe are reasonable under the circumstances. While we engage in extensive product quality assessment, actual product failure rates, material usage or service delivery costs could differ from our estimates and revisions to the estimated warranty liability would be required. This additional warranty would be recorded in the determination of net income (loss) in the period in which the additional cost was identified.

From time to time, we may be subject to additional costs related to warranty claims from our customers. If this occurs in a future period, we would make judgments and estimates to establish the related warranty liability, based on historical experience, communication with our customers, and various assumptions based on the circumstances. This additional warranty would be recorded in the determination of net income (loss) in the period in which the additional cost was identified.

Stock-based compensation

In December 2004, the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123 (SFAS No. 123(R)), "Share-Based Payment," which establishes accounting for stock-based awards exchanged for employee services and requires companies to expense the estimated fair value of these awards over the requisite employee service period. Under SFAS No. 123(R), stock-based compensation cost is measured at the grant date, based on the estimated fair value of the award. We have no awards with market or performance conditions. We adopted the provisions of SFAS No. 123(R) on January 1, 2006, the first day of our fiscal year, using the modified prospective application, which provides for certain changes to the method for valuing stock-based compensation. Under the modified prospective application, prior periods are not revised for comparative purposes. The valuation provisions of SFAS No. 123(R) apply to new awards and to awards that are outstanding on the effective date and subsequently modified or cancelled. Estimated compensation expense for awards outstanding at the effective date is recognized over the remaining service period using the compensation cost previously calculated for pro forma disclosure purposes under FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123). Upon adoption of SFAS No. 123(R), we elected to expense all future stock-based compensation awards on a straight-line basis. Prior to adoption of SFAS No. 123(R), we amortized deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method. We will continue to expense options granted prior to adoption of SFAS No. 123(R) under the graded vesting method over their remaining vesting periods.

On November 10, 2005, the FASB issued FASB Staff Position No. SFAS 123(R)-3, "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." We have elected to adopt the alternative transition method provided in the FASB Staff Position for calculating the tax effects of stock-based compensation pursuant to SFAS No. 123(R). The alternative transition method includes a simplified method to establish the beginning balance of the additional paid-in capital pool (APIC pool) related to the tax effects of employee stock-

based compensation, which is available to absorb tax deficiencies recognized subsequent to the adoption of SFAS No. 123(R).

The effect of recording stock-based compensation in accordance with SFAS No. 123(R) for 2006 was as follows (in thousands, except per share data):

	Year Ended December 31, 2006
Stock-based compensation recorded under SFAS 123(R)	$4,666
Stock-based compensation expense that would have been recorded under APB 25	1,099
Net impact on adoption of SFAS 123(R)	$3,567
Net impact upon adoption of SFAS 123(R) on basic and diluted loss per share	$ 0.12

Prior to adoption of SFAS No. 123(R), cash retained as a result of tax deductions in excess of related stock-based compensation expense was presented in operating cash flows along with other tax related cash flows. SFAS No. 123(R) requires tax benefits relating to excess stock-based compensation deductions to be presented as financing cash inflows. The effect of this change was an increase in financing cash flows and a decrease in operating cash flows by approximately $98,000.

Prior to adoption of SFAS No. 123(R), we accounted for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and Financial Accounting Standards Board Interpretation ("FIN") No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans," and complied with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, "Accounting for Stock-Based Compensation" and SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Under APB Opinion No. 25, compensation expense was recognized based on the difference, if any, on the date of grant between the fair value of our stock and the amount an employee must pay to acquire the stock. SFAS No. 123 defines a "fair value" based method of accounting for an employee stock option or similar equity investment. The pro forma disclosures of the difference between compensation expense included in net income (loss) and the related cost measured by the fair value method are presented below. We account for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services." We amortized deferred stock-based compensation on the graded vesting method over the vesting periods of the stock options, generally four years. The graded vesting method provides for vesting of portions of the overall awards at interim dates and results in accelerated vesting as compared to the straight-line method.

Stock-Based Compensation Information under SFAS No. 123(R)

Upon adoption of SFAS No. 123(R), we continued to value stock-based awards under the Black-Scholes model that was previously used for pro forma disclosures required under SFAS No. 123. Under the Black-Scholes model,

the assumptions used to estimate the weighted-average fair value of stock options and stock purchases granted during 2006 were as follows (annualized percentages):

	Year Ended December 31, 2006	
	Stock Options	Stock Purchase Plan Rights
Expected term	4.25 years	0.73 years
Volatility	56.1%	67.1%
Risk-free interest rate	4.7%	3.6%
Dividend yield	0.0%	0.0%
Weighted-average estimated fair value	$ 2.47	$ 2.63

Volatility for 2006 is based on historical actual volatility in the daily closing price of our common stock since we became a publicly traded company. The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of our employee stock options. We do not currently pay dividends and have no plans to do so in the future. The expected life of employee stock options is 4.25 years, calculated using the simplified method allowed under Staff Accounting Bulletin (SAB) No. 107. The assumptions related to volatility, risk free interest rate and dividend yield used for the stock option plans differ from those used for the purchase plan primarily due to the difference in the respective expected lives of option grants and purchase plan awards.

As stock-based compensation expense recognized in the Consolidated Statement of Operations for 2006 is based on awards ultimately expected to vest, it is reduced for estimated forfeitures. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. If pre-vesting forfeitures vary from our estimate, we will be required to adjust our forfeiture calculation and any such adjustment may result in a material change in our financial results. The forfeiture rate is based on our historical option forfeitures, as well as management's expectation of future forfeitures based on current market conditions. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. As required under SFAS No. 123(R), we recorded a cumulative effect of change in accounting principle benefit of $0.1 million for the year ended December 31, 2006, reflecting estimated future forfeitures of options previously expensed under APB No. 25.

We recorded $4.7 million in stock-based compensation expense in 2006 related to stock-based awards granted during the period and outstanding at the beginning of the year. No amounts were capitalized related to stock-based compensation. We realized $98,000 of excess tax benefits from stock options exercised in the period.

Pro Forma Information under SFAS No. 123 for Periods Prior to Fiscal 2006

Had compensation expense been determined based on the fair value at the grant date for all employee awards, consistent with the provisions of SFAS No. 123, our pro forma net income (loss) and pro forma net income (loss) per share would have been as follows (in thousands, except per share data):

	Years Ended December 31,	
	2005	2004
Net income (loss) as reported	$(11,350)	$17,593
Add: stock-based employee compensation expense included in reported net income (loss), net of tax	1,522	2,874
Deduct: total stock-based employee compensation determined under fair value based method for all awards, net of tax	(4,105)	(3,285)
Pro forma net income (loss)	$(13,933)	$17,182
Basic net income (loss) per share as reported	$ (0.40)	$ 0.72
Diluted net income (loss) per share as reported	$ (0.40)	$ 0.63
Pro forma basic net income (loss) per share	$ (0.50)	$ 0.70
Pro forma diluted net income (loss) per share	$ (0.50)	$ 0.62

The fair value of the stock options and stock purchase plan rights were estimated on the date of grant based on the following weighted average assumptions:

	Stock Options		Stock Purchase Plan Rights	
	Years Ended December 31,		Years Ended December 31,	
	2005	2004	2005	2004
Expected life (years)	3.66	4.00	0.67	—
Risk-free interest rate	4.0%	2.9%	2.5%	—
Dividend yield	0.0%	0.0%	0.0%	—
Expected annualized volatility	82.8%	107.0%	94.0%	—
Weighted-average estimated fair value	$3.66	$ 6.90	$3.08	—

Volatility for 2005 and 2004 was calculated based on the average stock volatilities of our publicly traded peer companies since we did not have a sufficient trading history.

Net income (loss) per share

In accordance with SFAS No. 128, "Earnings Per Share," we compute basic net income (loss) per share by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted income (loss) per share is computed giving effect to all potential common shares, including stock options, warrants and unvested shares subject to repurchase using the treasury stock method, to the extent it is dilutive.

The following table sets forth the computation of basic and diluted net income (loss) attributable to common stockholders per common share (in thousands, except per share data):

	Years Ended December 31,		
	2006	2005	2004
Numerator:			
Net income (loss) before cumulative effect of change in accounting principle	$(12,053)	$(11,350)	$17,593
Net income (loss)	$(11,911)	$(11,350)	$17,593
Denominator:			
Weighted-average common shares outstanding	28,887	28,290	19,191
Weighted-average participating redeemable convertible preferred shares outstanding	—	—	5,642
Less: unvested common shares subject to repurchase	(85)	(147)	(364)
Total shares, basic	28,802	28,143	24,469
Effect of dilutive securities:			
Stock options and warrants	—	—	2,984
Unvested shares subject to repurchase	—	—	364
Total shares, diluted	28,802	28,143	27,817
Net income (loss) per common share before cumulative effect of change in accounting principle, basic	$ (0.42)	$ (0.40)	$ 0.72
Cumulative effect of change in accounting principle	0.01	—	—
Net income (loss) per common share, basic	$ (0.41)	$ (0.40)	$ 0.72
Net income (loss) per common share before cumulative effect of change in accounting principle, diluted	$ (0.42)	$ (0.40)	$ 0.63
Cumulative effect of change in accounting principle	0.01	—	—
Net income (loss) per common share, diluted	$ (0.41)	$ (0.40)	$ 0.63

The following outstanding common stock options and unvested shares subject to repurchase were excluded from the computation of diluted net income (loss) per share as they had an antidilutive effect (in thousands):

	2006	2005	2004
Stock options	5,506	5,391	78
Unvested shares subject to repurchase	24	147	—

Comprehensive income (loss), net of tax

Comprehensive income (loss) is defined as the change in equity of a company during a period resulting from certain transactions and other events and circumstances, excluding transactions resulting from investments by owners and distributions to owners. The difference between our net income (loss) and comprehensive income (loss) is from foreign currency translation adjustments and unrealized gains (losses) on available for sale securities.

The accumulated other comprehensive income, as reported on the Consolidated Balance Sheets, included the following components (in thousands):

	December 31,	
	2006	2005
Unrealized loss on available for sale securities, net of tax	$ (21)	$ (74)
Cumulative translation adjustment	1,249	545
Accumulated other comprehensive income	$1,228	$ 471

Recently issued accounting pronouncements

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. We are currently evaluating the impact of implementing SFAS No. 159 on our consolidated financial statements.

In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," to address diversity in practice in quantifying financial statement misstatements. SAB No. 108 requires that we quantify misstatements based on their impact on each of our financial statements and related disclosures. SAB No. 108 is effective as of the end of our 2006 fiscal year, allowing a one-time transitional cumulative effect adjustment to retained earnings as of January 1, 2006 for errors that were not previously deemed material, but are material under the guidance in SAB No. 108. This new pronouncement had no impact on our 2006 financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The provisions of SFAS No. 157 are effective as of the beginning of our 2008 fiscal year. We are currently evaluating the impact, if any, of adopting SFAS No. 157 on our financial statements.

In July 2006, the FASB issued FASB Interpretation 48 (FIN 48), "Accounting for Income Tax Uncertainties." FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority. The recently issued literature also provides guidance on the recognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption will be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. We are currently evaluating the impact, if any, of adopting the provisions of FIN 48 on our financial position and results of operations.

In March 2006, the Emerging Issues Task Force reached a consensus on Issue No. 06-03 (EITF No. 06-03), "How taxes Collected from Customers and Remitted to Government Authorities Should Be Presented in the Income Statement (That is Gross versus Net Presentation)". We are required to adopt the provisions of EITF No. 06-03 beginning our fiscal year 2007. We do not expect the provisions of EITF No. 06-03 to have a significant impact on our results of operations.

Note 3. Financial Statement Details

Financial instruments

The following is a summary of available for sale securities at December 31, 2006 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$ 9,451	$ —	$ —	$ 9,451
U.S. government agency bonds	20,938	3	(12)	20,929
Foreign debt securities	987	1	—	988
Auction rate securities	14,750	—	—	14,750
Commercial paper	38,591	—	(1)	38,590
Corporate bonds	9,189	—	(12)	9,177
	$93,906	$ 4	$ (25)	$93,885
Included in:				
Cash and cash equivalents				$50,040
Short-term investments				$43,845

The following is a summary of available for sale securities at December 31, 2005 (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Money market funds	$ 10,137	$—	$ —	$ 10,137
U.S. government agency bonds	11,965	—	(66)	11,899
Municipal bonds	18,199	—	(36)	18,163
Auction rate securities	3,000	—	—	3,000
Commercial paper	54,725	6	(3)	54,728
Corporate bonds	2,527	—	(16)	2,511
	$100,553	$ 6	$(121)	$100,438
Included in:				
Cash and cash equivalents				$ 66,361
Short-term investments				$ 34,077

Our portfolio of available for sale securities by contractual maturity at December 31, 2006 and 2005 were as follows (in thousands):

	2006	2005
Due in one year or less	$77,059	$ 97,438
Due after one year	16,826	3,000
	$93,885	$100,438

The fair value of investments with loss positions was $21.2 million and $26.7 million at December 31, 2006 and 2005, respectively. The gross unrealized losses on these investments were primarily due to interest rate fluctuations and market-price movements. We have the ability and intent to hold these investments until recovery of their

carrying values. We also believe that we will be able to collect both principal and interest amounts due to us at maturity, given the high credit quality of these investments.

Accounts receivable, net

Accounts receivable, net consisted of the following (in thousands):

	December 31,	
	2006	2005
Accounts receivable, gross	$17,791	$15,269
Allowance for doubtful accounts	(392)	(494)
Accounts receivable, net	$17,399	$14,775

Changes in allowance for doubtful accounts during 2006, 2005 and 2004 were as follows (in thousands):

Balance December 31, 2003	$560
Provision/Adjustments	1
Write-offs	—
Balance December 31, 2004	561
Provision/Adjustments	(26)
Write-offs	(41)
Balance December 31, 2005	494
Provision/Adjustments	(60)
Write-offs	(42)
Balance December 31, 2006	$392

Inventories

Inventories consisted of the following (in thousands):

	December 31,	
	2006	2005
Finished goods	$4,307	$ 4,234
Work-in-progress	2,717	8,841
	$7,024	$13,075

Property and equipment, net

Property and equipment consisted of the following (in thousands):

	December 31,	
	2006	2005
Computer equipment and software	$ 3,411	$ 2,416
Machinery, equipment and vehicles	2,495	1,729
Furniture and fixtures	292	271
Building	293	269
Leasehold improvements	382	292
	6,873	4,977
Less: accumulated depreciation and amortization	(2,713)	(1,472)
	$ 4,160	$ 3,505

Depreciation expense was $1.2 million, $0.8 million and $0.3 million for 2006, 2005 and 2004, respectively.

Other accrued liabilities

Accrued liabilities consisted of the following (in thousands):

	December 31,	
	2006	2005
Accrued compensation costs	$1,083	$ 838
Warranty accrual	928	839
Reserve for adverse purchase commitments	887	—
Other accrued liabilities	907	1,262
	$3,805	$2,939

Warranty accrual

We warrant our products against defects in materials and workmanship and non-conformance to our specifications for varying lengths of time, generally one year. If there is a material increase in customer claims compared with our historical experience, or if costs of servicing warranty claims are greater than expected, we may record a greater charge against cost of sales in future periods.

Changes in our liability for product warranty during 2006, 2005 and 2004 were as follows (in thousands):

Balance December 31, 2003	$ 1,112
Accruals for warranty	1,792
Settlements made	(546)
Balance December 31, 2004	2,358
Accruals for warranty	612
Adjustments	(1,110)
Settlements made	(1,021)
Balance December 31, 2005	839
Accruals for warranty	907
Adjustments	(704)
Settlements made	(114)
Balance December 31, 2006	$ 928

The adjustments to our warranty accrual are the result of historical warranty claims below our original estimates which were based on historical claim rates.

Revenue and accounts receivable by customer

	% of Revenue for the Years Ended December 31,			% of Accounts Receivable at December 31,	
	2006	2005	2004	2006	2005
Samsung SDI	35%	42%	37%	16%	22%
TPO Displays Corp. **	31%	21%	53%	42%	29%
AU Optronics Corp.	21%	*	*	15%	13%
Rikei Corp.	*	*	*	17%	*
Hosiden Corp.	*	17%	*	*	*

* Less than 10%

** TPO Displays Corp. includes both Philips Mobile Display Systems and Toppoly Optoelectronics Corporation for all periods presented as a result of the merger of these companies in 2006.

Substantially all of our revenue in 2006, 2005 and 2004 has been generated from sales to a very small number of customers. Our largest customers have been AU Optronics Corporation, Hosiden Corporation, Samsung SDI Co., and TPO Displays Corporation, which collectively accounted for 87%, 80% and 90% of our revenue in 2006, 2005 and 2004, respectively. In the second quarter of 2006, Philips Mobile Display Systems merged with Toppoly Optoelectronics Corporation, another of our customers, to form TPO Displays Corp. As a result, sales to these two customers are combined under the name TPO Displays Corp.

Interest and other income (expense), net

Interest and other income (expense), net consisted of the following (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Interest income	$4,762	$3,034	$948
Foreign exchange gain (loss)	(473)	(214)	7
Other income (expense), net	60	(102)	1
	$4,349	$2,718	$956

Note 4. Commitments and Contingencies

Indemnifications

In the normal course of our business, we enter into contracts that contain a variety of representations and warranties and provide for general indemnifications. Our exposure under these agreements is unknown because it involves claims that may be made against us in the future. No claims have been made to date, nor have we been required to defend any action related to our indemnification obligations, and accordingly, we have not accrued any amounts for such indemnification obligations. However, we may record charges in the future as a result of these indemnification obligations.

Operating leases

We lease facilities under non-cancelable lease agreements expiring at various times through 2010. In some instances, lease terms require us to pay maintenance and repair costs. Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

Years Ended December 31,	
2007	$1,190
2008	678
2009	254
2010	107
2011 and thereafter	—
	$2,229

Most of our leases contain renewal options. Rent expense under all operating leases was approximately $1.2 million in 2006, $0.7 million in 2005 and $0.3 million in 2004.

Note 5. Common Stock and Preferred Stock

Our certificate of incorporation, as amended, authorizes us to issue 120,000,000 shares of common stock with a par value of $0.001 per share. At December 31, 2006, there were 29,306,230 shares of common stock issued and outstanding. At December 31, 2005, there were 28,492,148 shares of common stock issued and outstanding.

In January 2007, our Board of Directors approved a program to repurchase up to 2.5 million shares of our common stock through December 31, 2007. Purchases may be made at management's discretion from time to time in open market transactions at prevailing prices or through privately negotiated transactions, as conditions permit.

At December 31, 2006 and 2005, there were 5,000,000 shares of preferred stock authorized for issuance, none of which were outstanding. In June 2004, all preferred shares then outstanding were converted to common stock as a

result of our initial public offering. Prior to our initial public offering, we had authorized 14,492,692 shares of redeemable convertible preferred stock, of which 14,225,144 shares were outstanding.

Note 6. Stock Plans

Stock option plans

In August 2000, we adopted our 2000 Stock Incentive Plan (the "2000 Plan"). The 2000 Plan, as amended, authorized us to grant incentive stock options and nonstatutory stock options to employees, directors and consultants. As of December 31, 2006, options exercisable for 839,133 shares were outstanding under the 2000 Plan and no shares were available for future grant.

In August 2002, the board of directors approved our 2002 Equity Incentive Plan (the "2002 Plan") and authorized grants of up to 3,825,000 shares under the Plan. The 2000 Plan was terminated upon the approval of the 2002 Plan. Shares authorized but unissued under the 2000 Plan were retired, and 2000 Plan options subsequently cancelled upon employee or consultant termination were also retired.

In March 2004, the board of directors adopted our 2004 Equity Incentive Plan (the "2004 Plan"), and our stockholders approved the 2004 Plan in April 2004. The 2004 Plan is an amendment and restatement of our 2002 Plan. The aggregate number of shares of common stock that may be issued pursuant to options granted under this plan was 6,000,000 at the inception of the plan, which amount may be increased annually on December 31 of each year, from 2004 to 2013, by up to 5% of the number of fully-diluted shares of common stock outstanding on such date.

Under the 2000 Plan, 2002 Plan and 2004 Plan (collectively, the "Plans"), incentive stock options are granted at a price that is not less than 100% of the fair market value of the stock on the date of grant, as determined by the closing price on The NASDAQ Global Market. Nonstatutory stock options are granted at a price that is not to be less than 85% of the fair market value of the stock on the date of grant, as determined by the closing price on The NASDAQ Global Market. Options may be granted for a period of up to ten years, and generally vest at the rate of 25% per year over four years. Options granted to stockholders who own more than 10% of our outstanding stock at the time of grant must be issued at prices not less than 110% of the estimated fair value of the stock on the date of grant. Options granted under the Plans may be immediately exercisable, but subject to vesting and repurchase.

On March 16, 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Non-Employee Directors' Stock Option Plan (the "2004 Directors Plan"), which was effective upon the closing of our initial public offering. The 2004 Directors Plan calls for the automatic grant of nonstatutory stock options to purchase shares of common stock to our non-employee directors. The aggregate number of shares of common stock that may be issued pursuant to options granted under this plan was 400,000 shares at the inception of the plan, which amount may be increased annually on December 31 of each year, from 2004 to 2013, by the number of shares of common stock subject to options granted during such year.

The following table summarizes activity under the Plans (shares in thousands):

	Options Available for Future Issuance	Outstanding Options	Weighted Average Price
Balance at December 31, 2003	1,829	3,174	$0.16
Authorized	4,161	—	
Options granted	(1,192)	1,192	$5.07
Exercised	—	(445)	$0.29
Forfeited/cancelled	29	(29)	$0.94
Balance at December 31, 2004	4,827	3,892	$1.65
Authorized	1,638	—	
Options granted	(2,051)	2,051	$6.18
Exercised	—	(363)	$0.31
Forfeited/cancelled	189	(189)	$6.38
Balance at December 31, 2005	4,603	5,391	$3.29
Authorized	1,676	—	
Options granted	(1,497)	1,497	$4.99
Exercised	—	(684)	$0.32
Forfeited/cancelled	698	(698)	$5.99
Balance at December 31, 2006	5,480	5,506	$3.78

Under the Plans, shares issued upon the exercise of unvested options may be repurchased by us at the option exercise price in the event of the optionee's separation from service. The right to repurchase unvested shares lapses at the rate of the vesting schedule. The following table summarizes shares subject to repurchase rights at December 31, 2006, 2005 and 2004, and vesting during the years then ended (number of shares in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Shares issued but unvested, December 31, 2003	540	$ 0.59
Additional shares granted in 2004	185	$10.12
Vested	(361)	$ 0.22
Shares issued but unvested, December 31, 2004	364	$ 5.79
Vested	(217)	$ 6.48
Shares issued but unvested, December 31, 2005	147	$ 4.76
Vested	(123)	$ 3.86
Shares issued but unvested, December 31, 2006	24	$ 5.79

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2006 (shares and aggregate intrinsic value in thousands):

	Options Outstanding				Options Vested and Exercisable			
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value	Shares Vested and Exercisable	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
$0.10	655	4.27	$ 0.10	$3,008	655	4.27	$ 0.10	$3,008
$0.12	470	6.24	$ 0.12	$2,148	423	6.23	$ 0.12	$1,934
$ 0.24 - $ 0.50	819	6.23	$ 0.32	$3,582	685	6.09	$ 0.30	$3,005
$ 3.98 - $ 5.45	1,482	5.74	$ 4.74	$ 359	401	6.26	$ 4.84	$ 45
$ 5.54 - $ 5.98	1,150	4.92	$ 5.58	$ —	240	4.85	$ 5.59	$ —
$ 6.07 - $ 9.69	894	5.75	$ 7.29	$ —	450	5.91	$ 7.33	$ —
$12.00 - $14.00	36	7.42	$13.10	$ —	33	7.43	$13.22	$ —
	5,506	5.52	$ 3.78	$9,097	2,887	5.61	$ 2.54	$7,992

The aggregate intrinsic value in the above table represents the total pretax intrinsic value, based on the closing price of our common stock of $4.69 as of December 31, 2006, which would have been received by option holders if all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable at December 31, 2006 was 2.0 million shares.

Total intrinsic value of options exercised was $2.4 million, $2.0 million and $2.1 million for 2006, 2005 and 2004, respectively. Total cash received by Leadis related to option exercises was $0.2 million, $0.1 million and $0.1 million for 2006, 2005 and 2004, respectively. Upon option exercise, we issue new shares of stock. Under SFAS 123(R), we realized approximately $98,000 of excess tax benefits in connection with these exercises in 2006.

Total options vested and expected to vest at December 31, 2006 was 5.3 million shares with the weighted average remaining contractual life of 5.53 years and weighted average exercise price of $3.72 per share. Total intrinsic value in respect to options vested and expected to vest were $9.0 million at December 31, 2006.

Total unrecognized compensation cost of $5.1 million related to options outstanding at December 31, 2006 will be recognized over a weighted-average period of 1.8 years.

Employee Stock Purchase Plan

In March 2004, our board of directors adopted, and in April 2004 our stockholders approved, our 2004 Employee Stock Purchase Plan (the "ESPP"), which was effective upon the closing of our initial public offering. At inception, the ESPP authorized the issuance of up to 500,000 shares of common stock pursuant to purchase rights granted to our employees or to employees of our affiliates, which amount may be increased on December 31 of each year, from 2004 until 2013, by up to 1.5% of the number of fully-diluted shares of common stock outstanding on that date. The ESPP is intended to qualify as an "employee stock purchase plan" within the meaning of Section 423 of the Internal Revenue Code. We issued 130,750 shares and 104,154 shares under the ESPP during 2006 and 2005, respectively.

Total unrecognized compensation cost of $76,000 related to shares issued under the ESPP outstanding at December 31, 2006 will be recognized in 2007.

Stock options issued to non-employees

During 2006, we did not grant options to non-employees to purchase common stock. During 2005, we granted options to consultants to purchase 5,500 shares of common stock with a weighted average exercise price of $6.32.

The fair value of options granted to consultants was estimated using the Black-Scholes model and total expense was $0 and $24,000 in 2006 and 2005, respectively.

Note 7. Income Taxes

U.S. and foreign components of income (loss) before income taxes were (in thousands):

	Years Ended December 31,		
	2006	2005	2004
US operations	$ (4,449)	$ (2,303)	$23,281
Foreign operations	(7,081)	(8,282)	6,691
Total pretax income (loss)	$(11,530)	$(10,585)	$29,972

As of December 31, 2006, accumulated unremitted earnings from our Korea subsidiary were approximately $6.0 million. Accumulated unremitted foreign earnings as of December 31, 2005 were $5.6 million. Earnings from Korea operations, after recognition of a full provision for foreign income taxes, are indefinitely reinvested in foreign operations. If these earnings were remitted to the United States, they would be subject to taxation by the federal government of the United States and other jurisdictions.

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Current:			
Federal	$(151)	$(1,833)	$11,323
State	13	36	490
Foreign	665	650	1,699
Total current	527	(1,147)	13,512
Deferred:			
Federal	(119)	1,992	(1,116)
State	150	(83)	(27)
Foreign	(35)	3	10
Total deferred	(4)	1,912	(1,133)
Total provision for income taxes	$ 523	$ 765	$12,379

Deferred tax assets and liabilities consist of the following (in thousands):

	December 31, 2006	December 31, 2005
Deferred tax assets:		
Net operating loss carryforwards	$ 10	$ 6
Tax credits	15	12
Warranty	6	6
Inventory valuation differences	46	174
Allowance for doubtful accounts	3	4
Stock based compensation	704	—
Other comprehensive income	(517)	(253)
Accruals, reserves and other	133	138
Fixed assets and other	62	—
Gross deferred tax assets	462	87
Valuation allowance	(381)	—
Deferred tax assets, net of valuation allowance	$ 81	$ 87
Deferred tax liabilities:		
Fixed assets and other	—	14
Net deferred tax assets (included in prepaid taxes and deferred tax assets)	$ 81	$ 73

At December 31, 2006, we had net operating loss carryforwards of approximately $1.4 million for state purposes. The state net operating losses will begin to expire in 2015, if not utilized. At December 31, 2006, we had approximately $24,000 of research and development tax credit carryforwards for state purposes. Pursuant to the ownership change provisions of the Tax Relief Act of 1986, utilization of our net operating loss and research and development tax credit carryforwards may be limited if a change of ownership of more than 50% occurs within any three-year period.

During 2006, we established valuation allowances for the deferred tax assets of the U.S. The valuation allowances were determined in accordance with the provisions of SFAS No. 109 which require an assessment of both positive and negative evidence when determining whether it is more likely than not that deferred tax assets are recoverable. Such assessment is required on a jurisdiction by jurisdiction basis. Cumulative losses incurred in the U.S in recent years represented sufficient negative evidence under SFAS No. 109 to require a full valuation allowance on the U.S. deferred tax assets. We intend to maintain a full valuation allowance in the U.S. until sufficient positive evidence exists to support the reversal.

The calculation of our tax liabilities involves the inherent uncertainty in the application of complex tax laws. We record tax reserves for additional taxes that we estimate we may be required to pay as a result of potential examinations by tax authorities. If such payments ultimately prove to be unnecessary, the reversal of these tax reserves would result in tax benefits being recognized in the period we determine such reserves are no longer necessary. If an ultimate tax assessment exceeds our estimate of tax liabilities, an additional charge to expense will result.

The differences between the U.S. federal statutory income tax rate and our effective tax rate are as follows (in thousands):

	Years Ended December 31,		
	2006	2005	2004
Tax at federal statutory rate	$(4,036)	$(3,705)	$10,490
State income taxes, net of federal tax benefit	4	(24)	338
Stock-based compensation	871	736	1,572
Foreign earnings taxed at different rates	3,169	3,792	(179)
Change in valuation allowance	645	—	—
Tax credits	—	(18)	(18)
Tax exempt interest income	(33)	(277)	—
Other	(97)	261	176
Total provision for income taxes	$ 523	$ 765	$12,379

Note 8. Operating Segment and Geographic Information

We operate in one operating segment, comprising the design, development and marketing of mixed-signal semiconductors for small panel displays.

As of December 31, 2006, 2005 and 2004, 8%, 10% and 12%, respectively, of our long-lived assets were maintained in the United States. The remainder of long-lived assets at each year-end were maintained in our international locations, primarily Korea.

The following table summarizes revenue by geographic region, based on the country in which the customer is located:

	Years Ended December 31,		
	2006	2005	2004
China	82 %	55 %	54 %
Korea	8	32	42
Taiwan	4	13	4
Japan	6	—	—
Total revenue	100 %	100 %	100 %

Note 9. Legal Proceedings

On March 2, 2005, a securities class action suit was filed in the United States District Court for the Northern District of California against Leadis Technology, Inc., certain of its officers and its directors. The complaint alleges the defendants violated Sections 11 and 15 of the Securities Act of 1933 by making allegedly false and misleading statements in the Company's registration statement and prospectus filed on September 16, 2004 for our initial public offering. A similar additional action was filed on March 11, 2005. On April 20, 2005, the court consolidated the two actions. The consolidated complaint seeks unspecified damages on behalf of a class of purchasers that acquired shares of our common stock pursuant to our registration statement and prospectus. The claims appear to be based on allegations that at the time of the IPO demand for the Company's OLED (color organic light-emitting diodes) products was already slowing due to competition from one of its existing customers and that the Company failed to disclose that it was not well positioned for continued success as a result of such competition. On October 28, 2005, the Company and other defendants filed a Motion to Dismiss the lawsuit. By Order dated March 1, 2006, the Court

granted defendants' Motion to Dismiss, with prejudice, and a judgment has been entered in favor of the Company and all other defendants. On or about March 28, 2006, the plaintiffs filed a notice of appeal with the United States Court of Appeals for the Ninth Circuit. The parties have filed their respective appellate briefs and the appeal is now pending.

Note 10. Subsequent Event

On March 1, 2007, we announced our acquisition of Mondowave Inc., a privately-held analog semiconductor company specializing in consumer audio applications. Under the terms of the acquisition, we paid $8.0 million in cash in exchange for all the outstanding shares of Mondowave. In future periods we also may pay Mondowave employees joining Leadis cash bonuses of up to $5.0 million based on continued employment with Leadis, plus undetermined amounts related to earn-out performance goals.

SUPPLEMENTARY FINANCIAL DATA

Quarterly Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2006				
Revenue	$24,057	$30,936	$22,312	$23,903
Cost of sales	$20,395	$27,848	$19,443	$20,820
Gross profit	$ 3,662	$ 3,088	$ 2,869	$ 3,083
Research and development expenses	$ 3,635	$ 3,394	$ 3,797	$ 2,970
Selling, general and administrative expenses	$ 3,659	$ 3,864	$ 3,316	$ 3,946
Operating loss	$(3,632)	$(4,170)	$(4,244)	$(3,833)
Cumulative effect of change in accounting principle, net of tax	$ 142	$ —	$ —	$ —
Net loss	$(2,790)	$(3,226)	$(2,822)	$(3,073)
Basic net loss per share	$ (0.10)	$ (0.11)	$ (0.10)	$ (0.11)
Diluted net loss per share	$ (0.10)	$ (0.11)	$ (0.10)	$ (0.11)
Weighted-average number of shares used in basic net loss per share calculation	28,455	28,654	28,935	29,187
Weighted-average number of shares used in diluted net loss per share calculation	28,455	28,654	28,935	29,187

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
Year Ended December 31, 2005				
Revenue	$11,604	$13,538	$17,585	$21,455
Cost of sales	$ 8,449	$ 9,723	$13,712	$18,313
Gross profit	$ 3,155	$ 3,815	$ 3,873	$ 3,142
Research and development expenses	$ 3,741	$ 3,930	$ 3,443	$ 3,408
Selling, general and administrative expenses	$ 2,589	$ 3,101	$ 3,345	$ 3,731
Operating loss	$(3,175)	$(3,216)	$(2,915)	$(3,997)
Net loss	$(2,529)	$(2,625)	$(2,549)	$(3,647)
Basic net loss per share	$ (0.09)	$ (0.09)	$ (0.09)	$ (0.13)
Diluted net loss per share	$ (0.09)	$ (0.09)	$ (0.09)	$ (0.13)
Weighted-average number of shares used in basic net loss per share calculation	27,867	28,031	28,192	28,297
Weighted-average number of shares used in diluted net loss per share calculation	27,867	28,031	28,192	28,297

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

Not applicable.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of disclosure controls and procedures.

As of the end of the period covered by this report, we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Exchange Act Rule 13a-15, under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer. It confirmed that our disclosure controls and procedures are effective in alerting us, within the time periods specified by the Securities and Exchange Commission, to any material information regarding our company. Based on their evaluation as of December 31, 2006, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in this Annual Report on Form 10-K was recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and Form 10-K and such information was accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures.

Management's Annual Report on Internal Control Over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2006 based on the criteria set forth in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the criteria set forth in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2006. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report included under Item 8 in this Annual Report on Form 10-K.

Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2006 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Limitations on the effectiveness of controls.

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of

the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT*

Information required by this Item relating to our directors and executive officers is incorporated by reference from the definitive proxy statement for our 2007 Annual Meeting of Stockholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form (the "Proxy Statement"). We have adopted a written code of ethics that applies to our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. The code of ethics is posted on our website at *www.leadis.com.* Amendments to, and waivers from, the code of ethics that applies to any of these officers, or persons performing similar functions, and that relates to any element of the code of ethics definition enumerated in Item 406(b) of Regulation S-K, will be disclosed at the website address provided above and, to the extent required by applicable regulations, on a Current Report on Form 8-K.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by this Item is incorporated by reference from the Proxy Statement to be filed with the SEC within 120 days after the end of the year ended December 31, 2006.

PART IV

ITEM 15. *EXHIBITS*

(a) The following documents are filed as part of this report:

1. Consolidated Financial Statements:

	Page Number
Report of Independent Registered Public Accounting Firm	37
Consolidated Balance Sheets	39
Consolidated Statements of Operations	40
Consolidated Statements of Cash Flows	41
Consolidated Statements of Stockholders' Equity	42
Notes to Consolidated Financial Statements	43

2. Exhibits:

Exhibit No.	Description of Document
3.1	Registrant's Amended and Restated Certificate of Incorporation.(1)
3.2	Amended and Restated Bylaws of Leadis Technology, Inc.(2)
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Form of Specimen Certificate for Registrant's common stock.(2)
4.3	Amended and Restated Investor Rights Agreement dated August 19, 2002 by and among the Registrant and certain holders of the Registrant's capital stock.(1)
10.1†	Registrant's 2000 Stock Incentive Plan and forms of related agreements.(1)
10.2†	Registrant's 2004 Equity Incentive Plan and form of related agreement.(1)
10.3†	Registrant's 2004 Non-Employee Directors' Stock Option Plan and form of related agreement.(1)
10.4†	Registrant's 2004 Employee Stock Purchase Plan.(1)
10.5†	Form of Indemnity Agreement entered into between the Registrant and certain of its officers and directors.(1)
10.6†	Employment Agreement with Ken Lee, dated August 15, 2002.(1)
10.7†	Employment Agreement with Victor Lee, dated December 3, 2002.(1)
10.8†	Form of Stock Option Grant Notice under the Leadis Technology, Inc. 2004 Equity Incentive Plan.(3)
10.9†	Form of Stock Option Grant Notice under the Leadis Technology, Inc. 2004 Non-Employee Directors' Stock Option Plan.(3)
10.10†	Form of offering document under the Leadis Technology, Inc. 2004 Employee Stock Purchase Plan.(4)
10.11	Lease by and between the Registrant and Sunnyvale Business Park, dated as of December 23, 2004.(4)
10.12	Framework Agreement by and between Leadis International Limited and Philips Electronics Hong Kong Limited — Mobile Display Systems, dated December 15, 2004.(4)
10.13†	Registrant's 2005 Management Bonus Plan.(5)
10.14†	Employment Agreement with Chol Chong, dated April 1, 2005.(6)
10.15†	Employment Agreement with Antonio R. Alzarez dated November 28, 2005.(7)
10.16†	Registrant's Non-Employee Director Cash Compensation Policy.(8)
10.17†	Employment Agreement with Jose Arreola dated January 20, 2006.(9)
10.18	Lease Contract by and between the Korea Institute of Design Promotion and Leadis Technology Korea, Inc., dated as of June 30, 2006.(12)
10.19†	Registrants's 2006 Management Bonus Plan.(10)

Exhibit No.	Description of Document
10.20†	Form of Change of Control Plans for Chief Executive Officer, Class I Executives and Class II Executives.(11)
10.21†	Forms of Phantom Stock Award Grant Notice and Phantom Stock Award Agreement under the Leadis Technology, Inc. 2004 Equity Incentive Plan.(13)
21.1	Subsidiaries of the Registrant.(13)
23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.(13)
24.1	Power of Attorney (see signature page).
31.1	Certification of the Registrant's Chief Executive Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.(13)
31.2	Certification of Registrant's Chief Financial Officer, as required by Section 302 of the Sarbanes-Oxley Act of 2002.(13)
32.1	Certification of Registrant's Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.(13)(14)
32.2	Certification of Registrant's Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002.(13)(14)

† Indicates a management contract or compensatory plan or arrangement.

(1) Incorporated by reference to the Registrant's Registration Statement on Form S-1 (File No. 333-113880) filed on March 24, 2004.

(2) Incorporated by reference to the Registrant's Registration Statement on Form S-1/A (File No. 333-113880) filed on June 14, 2004.

(3) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004.

(4) Incorporated by reference to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2004.

(5) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 17, 2005.

(6) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005.

(7) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 1, 2005.

(8) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on December 8, 2005.

(9) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on January 26, 2006.

(10) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on March 21, 2006.

(11) Incorporated by reference to the Registrant's Current Report on Form 8-K filed on June 14, 2006.

(12) Incorporated by reference to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2006.

(13) Filed herewith.

(14) The certifications attached as Exhibits 32.1 and 32.2 accompany this Annual Report on Form 10-K pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed "filed" by Leadis Technology, Inc. for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Sunnyvale, State of California, on the 12th day of March 2007.

LEADIS TECHNOLOGY, INC.

By: /s/ VICTOR K. LEE

Victor K. Lee
Chief Financial Officer and Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Antonio R. Alvarez and Victor K. Lee, jointly and severally, his/her attorneys-in-fact, each with the power of substitution, for him/her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934 this Annual Report on Form 10-K has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ANTONIO R. ALVAREZ **Antonio R. Alvarez**	President, Chief Executive Officer and Director (Principal Executive Officer)	March 12, 2007
/s/ VICTOR K. LEE . **Victor K. Lee**	Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 12, 2007
/s/ KEUNMYUNG LEE **Keunmyung Lee**	Executive Vice President, Chief Operating Officer and Director	March 12, 2007
/s/ BYRON BYNUM **Byron Bynum**	Director	March 12, 2007
/s/ KENNETH GOLDMAN **Kenneth Goldman**	Director	March 12, 2007
/s/ DOUG MCBURNIE **Doug McBurnie**	Director	March 12, 2007

Signature	Title	Date
/s/ JAMES PLUMMER **James Plummer**	Director	March 12, 2007
/s/ JACK SALTICH **Jack Saltich**	Director	March 12, 2007

Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NAME	PLACE OF INCORPORATION OR ORGANIZATION
Leadis Technology, Ltd.	Cayman Islands
Leadis International Limited	Hong Kong
Leadis Technology Korea, Inc.	Korea

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-116539) of Leadis Technology, Inc. of our report dated March 12, 2007 relating to the consolidated financial statements, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

San Jose, California
March 12, 2007

Exhibit 31.1

CERTIFICATION

I, Antonio R. Alvarez, certify that:

1. I have reviewed this annual report on Form 10-K of Leadis Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2007

/s/ Antonio R. Alvarez

Antonio R. Alvarez
Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Victor K. Lee, certify that:

1. I have reviewed this annual report on Form 10-K of Leadis Technology, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15 (e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 12, 2007

/s/ Victor K. Lee

Victor K. Lee
Chief Financial Officer

Exhibit 32.1

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Antonio R. Alvarez, the Chief Executive Officer of Leadis Technology, Inc. (the "Company"), hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2006, to which this Certification is attached as Exhibit 32.1 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

In Witness Whereof, the undersigned has set his hand hereto as of this 12th day of March, 2007.

/s/ Antonio R. Alvarez

Antonio R. Alvarez
Chief Executive Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Leadis Technology, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Form 10-K), irrespective of any general incorporation language contained in such filing.

Exhibit 32.2

CERTIFICATION

Pursuant to the requirement set forth in Rule 13a-14(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. § 1350), Victor K. Lee, the Chief Financial Officer of Leadis Technology, Inc. (the "Company"), hereby certifies that, to the best of his knowledge:

1. The Company's Annual Report on Form 10-K for the period ended December 31, 2006, to which this Certification is attached as Exhibit 32.2 (the "Annual Report"), fully complies with the requirements of Section 13(a) or Section 15(d) of the Exchange Act; and

2. The information contained in the Annual Report fairly presents, in all material respects, the financial condition of the Company at the end of the period covered by the Annual Report and results of operations of the Company for the period covered by the Annual Report.

In Witness Whereof, the undersigned has set his hand hereto as of this 12th day of March, 2007.

/s/ Victor K. Lee

Victor K. Lee
Chief Financial Officer

This certification accompanies the Form 10-K to which it relates, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Leadis Technology, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (whether made before or after the date of this Form 10-K), irrespective of any general incorporation language contained in such filing.

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Corporate Directory

Executive Officers

Antonio Alvarez
President and
Chief Executive Officer

Ken Lee, Ph.D.
Executive Vice President
Chief Operating and
Technical Officer

Jose Arreola, Ph.D.
Executive Vice President
General Manager
Display Drivers

Paul Novell
Executive Vice President
Sales and Marketing

John Allen
Vice President
Chief Financial Officer and
Corporate Secretary

Other Management

Tim Massey
Vice President
General Manager
Audio Products

Donato Montanari
Vice President
General Manager
LED Products

Alvin Wong
Vice President
General Manager
Touch Technology Products

Cary Delano
Vice President
Chief Operating Officer
Audio Products

Jim McCreary, Ph.D.
Vice President
Chief Technology Officer
Analog Products

Kevin Plouse
Vice President
Business Development

Board of Directors

Jack Saltich
Lead Independent Director
Chairman of Vitex Systems, Inc.

Byron Bynum
Partner
Integrated Custom Power LLC

Alden Chauvin
Retired executive of Intersil
Corporation

Kenneth Goldman
Chief Financial Officer
Dexterra, Inc.

Douglas McBurnie
Retired executive of VLSI
Technology and National
Semiconductor

James Plummer, Ph.D.
Dean of School of Engineering
Stanford University

Antonio Alvarez
President and
Chief Executive Officer

Ken Lee, Ph.D.
Executive Vice President
Chief Operating and
Technical Officer

Stock Listing (LDIS)
Leadis Technology's common stock is traded on The NASDAQ Global Market under the ticker symbol LDIS.

Corporate Headquarters
800 W. California Avenue
Suite 200
Sunnyvale, California 94086
P: 408-331-8600
www.leadis.com

Annual Stockholders' Meeting
Leadis' annual meeting of stockholders will be held at the company's headquarters on June 6, 2007, at 11:30 a.m.

Transfer Agent
Mellon Investor Services
P.O. Box 3315
South Hackensack, NJ 07606
P: 800-304-3098
www.melloninvestor.com

www.leadis.com

END

Leadis Technology designs, develops and markets analog and mixed-signal semiconductors that enable and enhance the features and capabilities of mobile consumer electronic devices. Current product offerings include small panel display drivers, mobile backlighting LED drivers, and low-power audio components.